                                                      Registration No. 333-89897



   As filed with the Securities and Exchange Commission on January 21, 2000

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                   FORM S-6
                            FOR REGISTRATION UNDER
                          THE SECURITIES ACT OF 1933
       OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                             (Exact Name of Trust)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                           (Exact Name of Depositor)
                             2727-A Allen Parkway
                           Houston, Texas 77019-2191
         (Complete Address of Depositor's Principal Executive Offices)

                            Pauletta P. Cohn, Esq.
                            Deputy General Counsel
                        American General Life Companies
                              2727 Allen Parkway
                           Houston, Texas 77019-2191
               (Name and Complete Address of Agent for Service)


Securities Being Offered:  Flexible Premium Variable Life Insurance Policies.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                 RECONCILIATION AND TIE BETWEEN ITEMS IN FORM
                           N-8B-2 AND THE PROSPECTUS
                    (PURSUANT TO INSTRUCTION 4 OF FORM S-6)

                             CROSS REFERENCE SHEET

ITEM NO. OF FORM N-8B-2*                                                           PROSPECTUS CAPTION
-----------------------------------------------------------------------------------------------------
1                                                          Additional Information : Separate Account VL-R.
2                                                                      Additional Information: AGL.
3                                                                      Inapplicable.
4                                                                      Additional Information: Distribution of Policies.
5, 6                                                                   Additional Information: Separate Account VL-R.
7                                                                      Inapplicable.**
8                                                                      Inapplicable.**
9                                                                      Additional Information: Legal Matters.
10(a)                                                                  Additional Information: Your Beneficiary, Assigning
                                                                        Your Policy.
10(b)                                                                  Basic Questions You May Have: How will the value
                                                                        of my investment in a Policy change over time?
10(c)(d)                                                               Basic Questions You May Have: How can I change
                                                                        my Policy's insurance coverage?  How can I access
                                                                        my investment in a Policy?  Can I choose the form
                                                                        in which AGL pays out any proceeds from my
                                                                        Policy?  Additional Information: Payment of Policy
                                                                        Proceeds.
10(e)                                                                  Basic Questions You May Have: Must I invest any
                                                                        minimum amount in a policy?
10(f)                                                                  Additional Information: Voting Privileges.
10(g)(1), 10(g)(4), 10(h)(3), 10(h)(2)                                 Basic Questions You May Have: To what extent will
                                                                        AGL vary the terms and conditions of the Policies
                                                                        in particular cases?  Additional Information: Voting
                                                                        Privileges; Additional Rights That We Have.
10(g)(3), 10(g)(4), 10(h)(3), 10(h)(4)                                 Inapplicable.**
10(i)                                                                  Additional Information: Separate Account VL-R; Tax
                                                                        Effects.
11                                                                     Basic Questions You May Have: How will the value
                                                                        of my investment in a Policy change over time?
                                                                       Additional Information: Separate Account VL-R.
12(a)                                                                  Additional Information: Separate Account VL-R;
                                                                        Front Cover.
12(b)                                                                  Inapplicable.**
12(c), 12(d)                                                           Inapplicable.**
12(e)                                                                  Inapplicable, because the Separate Account did not
                                                                        commence operations until 1998.
13(a)                                                                  Basic Questions You May Have: What charges will
                                                                        AGL deduct from my investment in a Policy?  What
                                                                            charges and expenses will the Mutual Funds
                                                                            deduct from the amounts I invest through my Policy?
                                                                            Additional Information: More About Policy
                                                                            Charges.
13(b)                                                                  Illustrations of Hypothetical Policy Benefits.
13(c)                                                                  Inapplicable.**
13(d)                                                                  Basic Questions You May Have: To what extent will
                                                                        AGL vary the terms and conditions of the Policy in
                                                                        particular cases?
13(e), 13(f), 13(g)                                                    None.

14                                                                     Basic Questions You May Have: How can I invest
                                                                        money in a Policy?
15                                                                     Basic Questions You May Have: How can I invest
                                                                        money in a Policy?  How do I communicate with
                                                                        AGL?
16                                                                     Basic Questions You May Have: How will the value
                                                                        of my investment in a Policy change over time?

ITEM NO.                                                               ADDITIONAL INFORMATION
---------------------------------------------------------------------------------------------
17(a), 17(b)                                                           Captions referenced under Items 10(c), 10(d), and
                                                                        10(e).
17(c)                                                                  Inapplicable.**
18(a)                                                                  Captions referred to under Item 16.
18(b), 18(d)                                                           Inapplicable.**
18(c)                                                                  Additional Information: Separate Account VL-R.
19                                                                     Additional Information: Separate Account VL-R;
                                                                        Our  Reports to Policy Owners.
20(a), 20(b), 20(c), 20(d), 20(e), 20(f)                               Inapplicable.**
21(a), 21(b)                                                           Basic Questions You May Have: How can I access
                                                                        my investment in a Policy?  Additional Information:
                                                                                Payment of Policy Proceeds.
21(c)                                                                  Inapplicable.**
22                                                                     Additional Information: Payment of Policy Proceeds-
                                                                        Delay to Challenge Coverage.
23                                                                     Inapplicable.**
24                                                                     Basic Questions You May Have; Additional
                                                                        Information.
25                                                                     Additional Information: AGL.
26                                                                     Inapplicable, because the Separate Account did
                                                                        not commence operations until 1998.
27                                                                     Additional Information: AGL.
28                                                                     Additional Information: AGL's Management.
29                                                                     Additional Information: AGL.
30, 31, 32, 33, 34                                                     Inapplicable, because the Separate Account did not
                                                                        commence operations until 1998.
35                                                                     Inapplicable.**
36                                                                     Inapplicable.**
37                                                                     None.
38, 39                                                                 Additional Information: Distribution of the Policies.
40                                                                     Inapplicable, because the Separate Account did not
                                                                        commence operations until 1998.
41(a)                                                                  Additional Information: Distribution of the Policies.
41(b), 41(c)                                                           Inapplicable**
41,43                                                                  Inapplicable, because the Separate Account did not
                                                                        commence operations or issue any securities until
                                                                        1998.
44(a)(1), 44(a)(2), 44(a)(3)                                           Basic Questions You May Have: How will the value
                                                                        of my investment in a Policy change over time?
44(a)(4)                                                               Additional Information: Tax Effects--Our taxes.
44(a)(5), 44(a)(6)                                                     Basic Questions You May Have: What charges will
                                                                        AGL deduct from my investment in a Policy?
44(b)                                                                  Inapplicable.**
44(c)                                                                  Caption referenced in 13(d) above.

45                                                                     Inapplicable, because the Separate Account did not
                                                                        commence operations until 1998.
46(a)                                                                  Captions referenced in 44(a) above.
46(b)                                                                  Inapplicable.**
47, 48, 49                                                             None.
50                                                                     Inapplicable.**
51                                                                     Inapplicable.**
52(a), 52(c)                                                           Basic Questions You May Have: To what extent can
                                                                        AGL vary the terms and conditions of the Policy in
                                                                        particular cases?  Additional Information:
                                                                       Additional Rights That We Have.
52(b), 52(d)                                                           None.
53(a)                                                                  Additional Information: Tax Effects--Our taxes.
53(b), 54                                                              Inapplicable.**
55                                                                     Illustrations of Hypothetical Policy Benefits.
56-59                                                                  Inapplicable.**

* Registrant includes this Reconciliation and Tie in its Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Separate Account VL-R (Account) has previously filed a notice of registration as an investment company on Form N-8A under the Investment Company Act of 1940 (Act), and a Form N-8B-2 Registration Statement. Pursuant to Sections 8 and 30(b)(1) of the Act, Rule 30a-1 under the Act, and Forms N-8B-2 and N-SAR under that Act, the Account will keep its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission (Commission).

** Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

                                KEY LEGACY PLUS
   Flexible Premium Variable Life Insurance Policy (the "Policy") Issued by
                American General Life Insurance Company ("AGL")

                                 HOME OFFICE:

          (Express Delivery)                      (US Mail)
         2727-A Allen Parkway               Variable Universal Life
       Houston, Texas 77019-2191                 Administration
        PHONE:  1-888-436-4963                   P.O. Box 4880
            or  1-713-831-3443              Houston, Texas 77210-4880
          FAX:  1-877-445-3098

  This booklet is called the "prospectus."

     Investment options. You may use AGL's Separate Account VL-R ("Separate Account") to invest in the following variable investment options and change your selections from time to time:

---------------------------------------------------------------------------------------------------------------------------
Victory Variable Insurance Funds        American General Series Portfolio       Putnam Variable Trust
                                        Company

 .  Investment Quality Bond Fund         .  Money Market Fund                    .  Putnam VT Diversified Income
 .  Diversified Stock Fund                                                              Fund - Class IB
 .  Small Company Opportunity Fund

                                        The Variable Annuity Life
Key Asset Management Inc.*                 Insurance Company *                  Putnam Investment Management, Inc.*
---------------------------------------------------------------------------------------------------------------------------
Oppenheimer Variable Account Funds      Templeton Variable Products             American Century Variable
                                        Series Fund                             Portfolios, Inc.

 .  Oppenheimer High Income Fund/VA      .  Templeton International Fund -       .  VP Value Fund
                                                Class 2


OppenheimerFunds, Inc.*                 Templeton Investment Counsel,Inc.*      American Century Investment
                                                                                     Management, Inc.*
---------------------------------------------------------------------------------------------------------------------------
Neuberger Berman Advisers Management    Van Kampen Life Investment Trust        AIM Variable Insurance Funds, Inc.
Trust

 .  Partners Portfolio                   .  Emerging Growth Portfolio            .  AIM V.I. International Equity Fund


Neuberger Berman Management Inc.*       Van Kampen Asset Management             A I M Advisors, Inc.*
                                        Inc.*
---------------------------------------------------------------------------------------------------------------------------
MFS Variable Insurance Trust            Franklin Templeton Variable
                                        Insurance Products Trust

 .  MFS Total Return Series              .  Franklin Small Cap Fund -
                                                    Class 2

Massachusetts Financial Services
Company*                                Franklin Advisers, Inc.*
---------------------------------------------------------------------------------------------------------------------------

*The Investment Adviser of the investment option

Separate prospectuses contain more information about the mutual funds ("Funds" or "Mutual Funds") in which we invest the accumulation value that you allocate to any of the above-listed investment options. The formal name of each such Fund is set forth in the chart that appears on page 1. Your investment results in any such option will depend on those of the related Fund. You should be sure you also read the prospectus of the Mutual Fund for any such investment option you may be interested in. You can request free copies of any or all of the Mutual Fund prospectuses from your AGL representative or from us at our Home Office listed on page 1.

   Other choices you have. During the insured person's lifetime, you may, within limits: (1) request an increase in the amount of insurance, (2) borrow or withdraw amounts you have invested, (3) choose when and how much you invest, and
(4) choose whether your accumulation value under your Policy, upon the insured person's death, will be added to the insurance proceeds we otherwise will pay to the beneficiary.

   Charges and expenses. We deduct charges and expenses from the amounts you invest. These are described beginning on page 6.

   Right to return. If for any reason you are not satisfied with your Policy, you may return it to us and we will refund you the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted. To exercise your right to return your Policy, you must mail it directly to the Home Office address shown on the first page of this prospectus or return it to the AGL representative through whom you purchased the Policy within 10 days after you receive it. In a few states, this period may be longer. Because you have this right, we will invest your initial net premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the above-listed investment options as you have chosen. Any additional premium we receive during the 15-day period will also be invested in the money market division and allocated to the investment options at the same time as your initial net premium.

   We have designed this prospectus to provide you with information that you should have before investing in the Policies. Please read the prospectus carefully and keep it for future reference.

   Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. The Policies are not available in all states.

   The Policies are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal invested.



                    This prospectus is dated _____________.

                           GUIDE TO THIS PROSPECTUS

  This prospectus contains information that you should know before you purchase Key Legacy Plus policy ("Policy") or exercise any of your rights or privileges under a Policy.

  Basic Information. Here are the page numbers in this prospectus where you may find answers to most of your questions:

                                                                                 Page to
                                                                               See in this
Basic Questions You May Have                                                    Prospectus
----------------------------                                                    ----------
 .    How can I invest money in a Policy?...................................          4
 .    How will the value of my investment in a Policy change over time?.....          5
 .    What is the basic amount of insurance ("death benefit")
      that AGL pays when the insured person dies?..........................          5
 .    What charges will AGL deduct from my investment in a Policy?..........          6
 .    What charges and expenses will the Mutual Funds deduct from
      amounts I invest through my Policy?..................................          8
 .    Must I invest any minimum amount in a Policy?.........................         10
 .    How can I change my Policy's investment options?......................         10
 .    How can I change my Policy's insurance coverage?......................         11
 .    What additional rider benefits might I select?........................         11
 .    How can I access my investment in a Policy?...........................         12
 .    Can I choose the form in which AGL pays out proceeds from my Policy?..         13
 .    To what extent can AGL vary the terms and conditions of the Policy
      in particular cases?                                                          14
 .    How will my Policy be treated for income tax purposes?................         15
 .    How do I communicate with AGL?........................................         15

  Illustrations of a hypothetical Policy. Starting on page 17, we have included some examples of how the values of a sample Policy would change over time, based on certain assumptions we have made. Because your circumstances may vary considerably from our assumptions, your AGL representative will also provide you with a similar sample illustration that is more tailored to your own circumstances and wishes.

  Underwriting. We will issue the Policy using either simplified underwriting or full underwriting based on our established guidelines. See the discussion regarding our underwriting process on page 14.

  Additional information. You may find the answers to any other questions you have under "Additional Information" beginning on page 23 or in the form of our Policy. A table of contents for the "Additional Information" portion of this prospectus also appears on page 23. You can obtain copies of our form of Policy from (and direct any other questions to) your AGL representative or our Home Office (shown on the first page of this prospectus).

  Financial statements. We have included certain financial statements of AGL. These begin on page Q-1.

  Special words and phrases. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of Words and Phrases that appears at the back of this prospectus. That index will tell you on what page you can read more about many of the words and phrases that we use.

                         BASIC QUESTIONS YOU MAY HAVE

How can I invest money in a Policy?

  Premium payments. We call the investments you make in a Policy "premiums" or "premium payments." The amount we require as your initial premium varies depending on the specifics of your Policy and the insured person. We can refuse to accept a subsequent premium payment that is less than $50. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount. Premium payments we receive after your right to return expires, as discussed on page 2, will be allocated upon receipt to the available investment options you have chosen.

  Limits on premium payments. Federal tax law limits your ability to make certain very large amounts of premium payments (relative to the amount of your Policy's insurance coverage) and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. We will monitor your premium payments, however, to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties. Also, in certain limited circumstances (if your Policy is determined to be a "modified endowment contract" or if additional premiums cause the death benefit to increase more than the accumulation value), we may refuse to accept an additional premium if the insured person does not provide us with adequate evidence that he/she continues to meet our requirements for issuing insurance. These tax law requirements and a discussion of modified endowment contracts are summarized further under "Tax Effects" beginning on page 24.

  Ways to pay premiums. You may pay premiums by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "American General Life Insurance Company," or "AGL." Premiums after the initial premium must be sent directly to our Home Office. We also accept premium payments by bank draft, wire, or by exchange from another insurance company. You may obtain further information about how to make premium payments by any of these methods from your AGL representative or from our Home Office shown on the first page of this prospectus.

  Dollar cost averaging. Dollar cost averaging is an investment strategy designed to reduce the risks that result from market fluctuations. The strategy spreads the allocation of your accumulation value over a period of time. This allows you to reduce the risk of investing most of your funds at a time when prices are high. The success of this strategy depends on market trends and is not guaranteed.

  Under dollar cost averaging, we automatically make transfers of your accumulation value from the money market investment option to one or more of the other investment options that you choose. You tell us whether you want these transfers to be made monthly, quarterly, semi-annually or annually. We make the transfers as of the end of the valuation period that contains the day of the month that you select other than the 29th, 30th or 31st day of the month. The term "valuation period" is described on page 32. You must have at least $5,000 of accumulation value to start dollar cost averaging and each transfer under the program must be at least $100. You cannot participate in dollar cost averaging while also using automatic rebalancing (discussed below). Dollar cost averaging ceases upon your request, or if your accumulation value in the money market option becomes exhausted. We do not charge you for using this service.

  Automatic rebalancing. This feature automatically rebalances the proportion of your accumulation value in each investment option under your Policy to correspond to your then current premium allocation designation. You tell us whether you want us to do the rebalancing quarterly, semi-annually or annually. The date automatic rebalancing occurs will be based on the date of issue of your Policy. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. You must have a total accumulation value of at least $5,000 to begin automatic rebalancing. You cannot participate in this program while also participating in dollar cost averaging (discussed above). Rebalancing ends upon your request. We do not charge you for using this feature.

How will the value of my investment in a Policy change over time?

  Your accumulation value. From each premium payment you make, we deduct the charges that we describe on page 6 under "Deductions from each premium payment." We invest the rest in one or more of the investment options listed on the first page of this prospectus. We call the amount that is at any time invested under your Policy (including any loan collateral we are holding for your Policy loans) your "accumulation value."

  Your investment options. We invest the accumulation value that you have allocated to any investment option in shares of a corresponding Mutual Fund. Over time, your accumulation value in any investment option will increase or decrease by the same amount as if you had invested in the related Fund's shares directly (and reinvested all dividends and distributions from the Fund in additional Fund shares); except that your accumulation value will also be reduced by certain charges that we deduct. We describe these charges beginning on page 6 under "What charges will AGL deduct from my investment in a Policy?"

  You can review other important information about the Mutual Funds that you can choose in the separate prospectuses for those Funds. This includes information about the investment performance that each Fund's investment manager has achieved. You can request additional free copies of these prospectuses from your AGL representative or from our Home Office shown on the first page of this prospectus.

  Policies are "non-participating." You will not be entitled to any dividends from AGL.

What is the basic amount of insurance ("death benefit") that AGL pays when the insured person dies?

  Your specified amount of insurance. In your application to buy Key Legacy Plus Policy, you will tell us how much life insurance coverage you want on the life of the insured person. We call this the "specified amount" of insurance.

  Your death benefit. The basic death benefit we will pay is reduced by any outstanding Policy loans. You also choose whether the basic death benefit we will pay is

  .  Option 1--The specified amount on the date of the insured person's death;
     or

  . Option 2--The specified amount plus the Policy's accumulation value on the date of death.

  Under Option 2, your death benefit will tend to be higher than under Option 1. However, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. Because of this, your accumulation value will tend to be higher under Option 1 than under Option 2.

  We will automatically pay an alternative basic death benefit if it is higher than the basic Option 1 or Option 2 death benefit (whichever you have selected). The alternative basic death benefit is computed by multiplying your Policy's accumulation value on the insured person's date of death by the following percentages:


 TABLE OF ALTERNATIVE BASIC DEATH BENEFITS AS A PERCENTAGE MULTIPLE OF POLICY
                              ACCUMULATION VALUE

       Insured's                     Insured's
         Age on           % of        Age on         % of
         Policy       Accumulation    Policy     Accumulation
      Anniversary*       Value      Anniversary     Value
     -------------       -----      -----------     -----
          0-40            250            60          130
           41             243            61          128
           42             236            62          126
           43             229            63          124
           44             222            64          122
           45             215            65          120
           46             209            66          119
           47             203            67          118
           48             197            68          117
           49             191            69          116
           50             185            70          115
           51             178            71          113
           52             171            72          111
           53             164            73          109
           54             157            74          107
           55             150          75-90         105
           56             146            91          104
           57             142            92          103
           58             138            93          102
           59             134            94          101
                                        95+          100

________
* Nearest birthday at the beginning of the Policy year in which the insured person dies.

What charges will AGL deduct from my investment in a Policy?

  Deductions from each premium payment. There is currently no deduction from each premium payment you make. However, we have the right at any time to assess a charge not to exceed more than 1.5% on all future premium payments for the costs associated with the issuance of the Policy and administrative services we perform.

  Daily Charge. We will deduct a daily charge based on either the guaranteed rate or the current rate (if lower than the guaranteed rate) for the costs associated with the mortality and expense risks we assume under the Policy.

  . The guaranteed daily charge will be at an annual effective rate of .90% for the first 10 Policy Years, .65% for Policy Years 11 - 20 and .40% thereafter. The guaranteed daily deduction charges are .15% higher than the current daily charges. The guaranteed daily deduction charges are the maximums we may charge; we may charge less, but we can never charge more.

  . The current daily charge will be at an annual effective rate of .75% of your accumulation value that is then being invested in any of the investment options. After a Policy has been in effect for 10 years, we intend to reduce the rate of the current charge to .50%, and after 20 years, we intend to further reduce the current charge to .25%. We may change the applicable current charge at any time as long as the charge does not exceed the guaranteed daily charge.

  Monthly insurance charge. Every month we will deduct from your accumulation value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our "amount at risk" on that date. Our amount at risk is the difference between (a) the death benefit that would be payable before reduction by policy loans if the insured person died on that date and (b) the then total accumulation value under the Policy. For otherwise identical Policies, a greater amount at risk results in a higher monthly insurance charge. The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as insured persons die.

  For otherwise identical Policies, a higher cost of insurance rate also results in a higher monthly insurance charge. Our cost of insurance rates are guaranteed not to exceed those that will be specified in your Policy.

  We will offer the Policy on a simplified issue method based on our established guidelines, including that the specified amount of the Policy cannot exceed $250,000. Our cost of insurance rates will generally be higher for a simplified issue Policy.

  In general, our cost of insurance rates increase with the insured person's age. The longer you own your Policy, the higher the cost of insurance rate will be. Also our cost of insurance rates will generally be lower if the insured person is a female than if a male (except in Montana where such costs cannot be based on gender).

  Similarly, our current cost of insurance rates are generally lower for non-smokers than smokers. Insured persons who present particular health, occupational or non-work related risks may be charged higher cost of insurance rates and other additional charges based on the specified amount of insurance coverage under their Policy.

  Our cost of insurance rates also are generally higher under a Policy that has been in force for some period of time than they would be under an otherwise identical Policy purchased more recently on the same insured person.

  Transaction Fee. The fee for each partial surrender you make will be the lesser of 2% of the amount withdrawn or $25 to cover administrative services. This charge will be deducted from the remaining accumulation value in the investment options in the same ratio as the requested partial surrender.

  Charge for taxes. We can make a charge in the future for federal or state taxes we incur or reserves we set aside for taxes in connection with the Policies. This would reduce the investment experience of your accumulation value.

  Allocation of charges. You may choose the investment options from which we deduct all monthly charges. If you do not have enough accumulation value in the investment options you have chosen, we will deduct these charges in proportion to the amount of accumulation value you then have in each investment option.

  For a further discussion regarding the charges we will deduct from your investment in a Policy, see "More About Policy Charges" on page 30.

What charges and expenses will the Mutual Funds deduct from amounts I invest through my Policy?

  Each Mutual Fund pays its investment management fees and other operating expenses. Because they reduce the investment return of a Fund, these fees and expenses also will reduce indirectly the return you will earn on any accumulation value that you have invested in that Fund. Current and future fees and expenses may vary from the fiscal year 1998 fees and expenses. The charges and expenses for fiscal year 1998 are as follows:

The Mutual Funds' Annual Expenses (as a percentage of average net assets).




                                                       Fund                  Other Fund       Total Fund
                                                    Management               Operating        Operating
                                                   Fees (After            Expenses( After  Expenses (After
                                                     Expense                  Expense         Expense
             Name of Fund                        Reimbursement)  12b-1    Reimbursement)   Reimbursement)
             ------------                        --------------  -----    --------------   --------------
The following fund of
  AIM Variable Insurance Funds, Inc./1/
     AIM V.I. International Equity Fund......         0.75%                    0.16%             0.91%

The following fund of
  American General Series Portfolio
     Company/1/
     Money Market Fund.......................         0.50%                    0.04%             0.54%

(footnotes begin on page 10)

                                                             Fund                       Other Fund          Total Fund
                                                           Management                   Operating           Operating
                                                           Fees (After                Expenses( After     Expenses (After
                                                             Expense                      Expense             Expense
                   Name of Fund                           Reimbursement)    12b-1     Reimbursement)     Reimbursement)
                   ------------                           --------------    -----     --------------     --------------
The following fund of
  Neuberger Berman Advisers  Management Trust/1/
     Partners Portfolio.............................           0.78%                       0.06%               0.84%

The following fund of
  Putnam Variable Trust/1/
  Putnam VT Diversified Income
     Fund - Class IB/3/.............................           0.50%         0.11%         0.08%               0.69%

The following fund of
  Templeton Variable Products  Series Fund/1, 4/
     Templeton International Fund - Class 2/3/......           0.69%         0.25%         0.17%               1.11%

The following fund of
  Oppenheimer Variable Account Funds/1/
     Oppenheimer High Income Fund V/A...............           0.74%                       0.04%               0.78%

The following funds of
  Victory Variable Insurance Funds/1/
     Investment Quality Bond Fund/2/................           0.00%                       0.60%               0.60%
     Diversified Stock Fund/2/......................           0.00%                       0.75%               0.75%
     Small Company Opportunity Fund/2/..............           0.00%                       0.75%               0.75%

The following fund of
  American Century Variable Portfolios, Inc./1/
     VP Value Fund..................................           0.85%                       0.15%               1.00%

The following fund of
  MFS Variable Insurance Trust/1/
     MFS Total Return Series........................           0.75%                       0.16%               0.91%

The following fund of
  Van Kampen Life Investment Trust/1/...............
     Emerging Growth Portfolio/2/...................           0.32%                       0.53%               0.85%

The following fund of
  Franklin Templeton Variable Insurance
     Products Trust/1/
     Franklin Small Cap Fund - Class 2/3/...........           0.75%         0.25%         0.02%               1.02%

______________________

(footnotes on next page)

/1/Certain of the Mutual Funds' advisers or administrators have entered into service agreements with AGL. Under these arrangements, the advisers or administrators pay fees to AGL for certain administrative services. The fees do not have a direct relationship to the Mutual Funds' Annual Expenses. (See "Miscellaneous" under "More About Policy Charges.")

/2/If certain voluntary expense reimbursements from the investment adviser were terminated, management fees and other expenses for the fiscal year ended in 1998 would have been as set out in the following table.

                                                        Other       Total
                                             Fund        Fund       Fund
                                          Management   Operating  Operating
              Name of Fund                   Fees      Expenses   Expenses
              ------------                   ----      --------   --------
Victory Investment Quality Bond Fund....       0.20%       3.80%      4.00%
Victory Diversified Stock Fund..........       0.30%       3.70%      4.00%
Victory Small Company Opportunity Fund..       0.30%       3.70%      4.00%
Van Kampen Emerging Growth Portfolio....       0.70%       0.53%      1.23%

/3/The prospectus for Putnam Variable Trust under "Distribution Plan" discusses this fund's 12b-1 fee. The prospectuses for Templeton Variable Products Series Fund and Franklin Templeton Variable Insurance Products Trust under "Distribution and Services (12b-1) Fees" discuss each fund's 12b-1 fees.

/4/On February 8, 2000, a shareholders' meeting will be held to approve a proposal to merge the funds of Templeton Variable Products Series Fund into similar corresponding funds of Franklin Templeton Variable Insurance Product Trust (the "Reorganization"). If approved, this Reorganization will be completed around May 1, 2000.

 Must I invest any minimum amount in a Policy?

  Planned periodic premiums. Page 3 of your Policy will specify a "Planned Periodic Premium." This is the amount that you (within limits) choose to have us bill you. Our current practice is to bill quarterly, semi-annually or annually. However, payment of these or any other specific amounts of premiums is not mandatory. After payment of your initial premium, you need only invest enough to ensure your Policy's cash surrender value stays above zero. The less you invest, the more likely it is that your Policy's cash surrender value could fall to zero, as a result of the deductions we periodically make from your accumulation value.

  Policy lapse and reinstatement. If your Policy's cash surrender value does fall to zero, we will notify you and give you a grace period of 61 days to pay at least the amount we estimate is necessary to keep your Policy in force for a reasonable time. If we do not receive your payment by the end of the grace period, your Policy will end without value and all coverage under your Policy will cease. Although you can apply to have your Policy "reinstated," you must do this within 5 years (or, if earlier, before the Policy's maturity date), and you must present evidence that the insured person still meets our requirements for issuing coverage. Also, you will have to pay enough premium to keep your Policy in force for two months as well as pay or reinstate any indebtedness. In the Policy, you will find additional information about the values and terms of a Policy after it is reinstated.

How can I change my Policy's investment options?

  Future premium payments. You may at any time change the investment options in which future premiums you pay will be invested. Your allocation must, however, be in whole percentages that total 100%.

  Transfers of existing accumulation value. You may also transfer your existing accumulation value from one investment option under the Policy to another free of charge. You may make transfers at any time. Unless you are transferring the entire amount you have in an investment option, each transfer must be at least $500. See "Additional Rights That We Have" on page 36.

  Market Timing. The Policy is not designed for professional market timing organizations or other entities using programmed and frequent transfers. We reserve the right at any time and without prior notice to any party to terminate, suspend, or modify our policies or procedures regarding telephone requests or to stop permitting telephone requests altogether.

How can I change my Policy's insurance coverage?

  Increase in coverage. You may at any time request an increase in the specified amount of coverage under your Policy. You must, however, provide us with satisfactory evidence that the insured person continues to meet our requirements for issuing insurance coverage.

  We treat an increase in specified amount in many respects as if it were the issuance of a new Policy. The monthly insurance charge for the increase will be based on the age and risk class of the insured person at the time of the increase.

  Decrease in Coverage. After the first Policy year, you may request a reduction in the specified amount of coverage, but not below certain minimums. After any decrease, the death benefit amount cannot be less than the greater of
(i) $50,000, and (ii) any death benefit amount which, upon comparing such amounts to the sums already paid, would result in an excess of premium payments.

  Change of death benefit option. You may at any time request us to change your coverage from death benefit Option 1 to 2 or vice-versa.

  . If you change from Option 1 to 2, we also automatically reduce your Policy's specified amount of insurance by the amount of your Policy's accumulation value (but not below zero) at the time of the change.

  . If you change from Option 2 to 1, we automatically increase your Policy's specified amount by the amount of your Policy's accumulation value.

  Tax consequences of changes in insurance coverage. Please read "Tax Effects" starting on page 24 of this prospectus to learn about possible tax consequences of changing your insurance coverage under your Policy.

What additional rider benefits might I select?

  You can request that your Policy include the maturity extension rider benefit described below. Eligibility for and changes in this benefit are subject to our rules and procedures as in effect from time to time. More details are included in the form of the rider, which we suggest that you review if you choose this benefit.

  Maturity Extension Rider
  ------------------------

  . This rider permits you to extend the Policy's maturity date beyond what it otherwise would be. The rider provides for a death benefit after the original maturity date that is equal to the accumulation value on the date of death. With this rider, all accumulation value that is in the separate account can remain there.

  . In this rider, only the insurance coverage associated with the base policy will be extended beyond the original maturity date. No additional premium payments, new loans, monthly insurance charge, or changes in specified amount will be allowed after the original maturity date. There is no charge for this rider except for a flat monthly charge of no more than $10 each month after the original maturity date.

  . Extension of the maturity date beyond the insured person's age 100 may result in the current taxation of increases in your Policy's accumulation value as a result of interest or investment experience after that time.
     You should consult a qualified tax adviser before making such an extension.

How can I access my investment in a Policy?

  Full surrender. You may at any time, without charge, surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans. We call this amount your "cash surrender value."

  Partial surrender. You may, at any time after the first Policy year, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. If the Option 1 death benefit is then in effect, we will also automatically reduce your Policy's specified amount of insurance by the amount of your withdrawal and any related charges.

  You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the withdrawal in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of accumulation value you then have in each investment option.

  Exchange of Policy in Certain States. Certain states require that a policy owner be given the right to exchange the Policy for a fixed benefit life insurance policy, within either 18 or 24 months from the date of issue. This right is subject to various conditions imposed by the states and us. In such states, this right has been more fully described in your Policy or related endorsements to comply with the applicable state requirements.

  Transaction Fee. The fee for each partial surrender you make will be the lesser of 2% of the amount withdrawn or $25 to cover administrative services. This charge will be deducted from the remaining accumulation value in the investment options in the same ratio as the requested partial surrender.

  Policy loans. You may at any time borrow from us an amount equal to your Policy's cash surrender value less the interest that will be payable on your loan through your next Policy anniversary. This rule is not applicable in all states. The minimum amount of each loan is $500.

  We remove from your investment options an amount equal to your loan and hold that amount as additional collateral for the loan. We will credit your Policy with interest on this collateral amount at an effective annual rate of 4% (rather than any amount you could otherwise earn in one of our investment options), and we will charge you interest on your loan at an effective annual rate of 4.75%. Loan interest is payable annually, on the Policy anniversary, in advance, at a rate of 4.54%. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan. Interest you pay on Policy loans will not, in most cases, be deductible on your tax returns.

  You may choose which of your investment options the loan will be taken from. If you do not so specify, we will allocate the loan in the same way that charges under your Policy are being allocated. If this is not possible, we will make the loan pro-rata from each investment option that you then are using.

  You may repay all or part (but not less than $500) of your loan at any time before the death of the insured while the Policy is in force. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. We will invest any additional loan repayments you make in the investment options you request. In the absence of such a request we will invest the repayment in the same proportion as you then have selected for premium payments that we receive from you. Any unpaid loan will be deducted from the proceeds we pay following the insured person's death.

  Preferred loan interest rate. We will credit a higher interest rate, but not more than 4.75%, on an amount of the collateral securing Policy loans taken out after the first 10 Policy years. The maximum amount of new loans that will receive this preferred loan interest rate for any year is:

  . 10% of your Policy's accumulation value (including any loan collateral we are holding for your Policy loans) at the beginning of the Policy year; or

  .  if less, your Policy's maximum remaining loan value at that anniversary.

We intend to set the rate of interest we credit to your preferred collateral amount equal to the loan interest rate you are paying, resulting in a zero net cost of borrowing for that amount. We have full discretion to vary the preferred rate, provided that it will always be greater than the rate we are then crediting in connection with regular Policy loans, and will never be less than an effective annual rate of 4.5%. Because we first offered the Policies in 2000, we have not yet applied the preferred loan interest rate to any Policy loan amounts.

  Maturity of your Policy. If the insured person is still living on the "Maturity Date" shown on page 3 of your Policy, we will automatically pay you the cash surrender value of the Policy, and the Policy will end. The maturity date is the Policy anniversary nearest the insured person's 100th birthday.

Can I choose the form in which AGL pays out the proceeds from my Policy?

  Choosing a payment option. You may choose to receive the full proceeds from the Policy as a single sum. This includes proceeds that become payable upon the death of the insured person, full surrender or the maturity date. Alternatively, you may elect that all or part of such proceeds be applied to one or more of the following payment options:

  .  Option 1--Equal monthly payments for a specified period of time.

  . Option 2--Equal monthly payments of a specified amount until all amounts are paid out.

  . Option 3--Equal monthly payments for the payee's life, but with payments guaranteed for a specified number of years. These payments are based on annuity rates that are set forth in the Policy or, at the payee's request, the annuity rates that we then are using.

  .  Option 4--Proceeds left to accumulate with interest.

  Additional payment options may also be available with our consent. We have the right to veto any payment option, if the payee is a corporation or other entity. You can read more about each of these options in our Policy form and in the separate form of payment contract that we issue when any such option takes effect.

  Within 60 days after the insured person's death, any payee entitled to receive proceeds as a single sum may elect one or more payment options.

  Interest rates that we credit under each option will be at least 3%.

  Change of payment option. You may change any payment option you have elected at any time while the Policy is in force and before the start date of the payment option.

  Tax impact. If a payment option is chosen, you or your beneficiary may have tax consequences. You should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

To what extent can AGL vary the terms and conditions of the Policy in particular cases?

  Listed below are some variations we may make in the terms and conditions of a Policy. Any variations will be made only in accordance with uniform rules that we establish.

  Underwriting. We use two underwriting methods to issue a Policy, simplified underwriting and full underwriting, which are described below. We reserve the right to request additional information or reject an application for any reason under either underwriting procedure.

  . Simplified Underwriting - Any Policy with a specified amount of $250,000 or lower must be issued based on simplified underwriting. Our guidelines include that the proposed insured must answer limited health questions and certain medical records are required. The Policy specified amount is limited to $250,000, and any requested increases in specified amount are considered under full underwriting only. Additionally, a proposed insured who is rejected under simplified underwriting cannot be considered for full underwriting.

  . Full Underwriting - Any Policy that has a specified amount of over $250,000 must be issued based on full underwriting. Our guidelines include medical exams or tests and other satisfactory evidence of insurability.

  Policies purchased through "internal rollovers." We maintain published rules that describe the procedures necessary to replace the other life insurance we issue with a Policy. Not all types of other insurance we issue are eligible to be replaced with a Policy. Our published rules may be changed from time to time, but are evenly applied to all our customers.

  Policies purchased through term life conversions. We maintain rules about how to convert term insurance to Key Legacy Plus Policy. This is referred to as a term conversion. Term conversions are available to owners of term life insurance we have issued. Any right to a term conversion is stated in the term life insurance policy. Again, our published rules about term conversions may be changed from time to time, but are evenly applied to all our customers.

  State law requirements. AGL is subject to the insurance laws and regulations in every jurisdiction in which Key Legacy Plus Policies are sold. As a result, various time periods and other terms and conditions described in this prospectus may vary depending on where you reside. These variations will be reflected in your Policy and related endorsements.

  Variations in expenses or risks. AGL may vary the charges and other terms of the Policy where special circumstances result in sales, administrative or other expenses, mortality risks or other risks that are different from those normally associated with the Policy.

How will my Policy be treated for income tax purposes?

  Generally, death benefits paid under a Policy are not subject to income tax, and earnings on your accumulation value are not subject to income tax as long as we do not pay them out to you. If we do pay any amount of your Policy's accumulation value upon surrender, partial surrender, or maturity of your Policy, all or part of that distribution may be treated as a return of the premiums you paid, which is not subject to income tax.

  Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a "modified endowment contract." In that case, the loan will be taxed as if it were a partial surrender. Furthermore, loans, partial surrenders and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply.

  For further information about the tax consequences of owning a Policy, please read "Tax Effects" starting on page 24.

How do I communicate with AGL?

  When we refer to "you," we mean the person who is authorized to take any action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or changes among the investment options.

  General. You should mail or express checks and money orders for premium payments and loan repayments directly to our Home Office.

  The following requests must be made in writing and signed by you:

  .  transfer of accumulation value;

  .  loan;

  .  full surrender;

  .  partial surrender;

  .  change of beneficiary or contingent beneficiary;

  .  change of allocation percentages for premium payments;

  .  loan repayments or charges;

  .  change of death benefit option or manner of death benefit payment;

  .  changes in specified amount;

  . addition or cancellation of, or other action with respect to, election of a payment option for Policy proceeds;

  .  tax withholding elections; and

  .  telephone transaction privileges.

You should mail or express these requests to our Home Office at the appropriate address shown on the first page of this prospectus. You should also communicate notice of the insured person's death, and related documentation, to our Home Office.

  We have special forms which should be used for loans, assignments, partial and full surrenders, changes of owner or beneficiary, and all other contractual changes. You will be asked to return your Policy when you request a full surrender. You may obtain these forms from our Home Office or from your AGL representative. Each communication must include your name, Policy number and, if you are not the insured person, that person's name. We cannot process any requested action that does not include all required information.

  Telephone transactions. If you have a completed telephone authorization form on file with us, you may make transfers, or change the allocation of future premium payments or deduction of charges, by telephone, subject to the terms of the form. We will honor telephone instructions from any person who provides the correct information, so there is a risk of possible loss to you if unauthorized persons use this service in your name. Our current procedure is that only the owner or your AGL representative may make a transfer request by phone. We are not liable for any acts or omissions based upon instructions that we reasonably believe to be genuine. Our procedures include verification of the Policy number, the identity of the caller, both the insured person's and owner's names, and a form of personal identification from the caller. We will mail you a prompt written confirmation of the transaction. If (a) many people seek to make telephone requests at or about the same time, or (b) our recording equipment malfunctions, it may be impossible for you to make a telephone request at the time you wish. You should submit a written request if you cannot make a telephone transfer. Also, if, due to malfunction or other circumstances, the recording of your telephone request is incomplete or not fully comprehensible, we will not process the transaction. The phone number for telephone requests is 1-888-436-4963.

                 ILLUSTRATIONS OF HYPOTHETICAL POLICY BENEFITS

  To help explain how our Policy works, we have prepared the following tables:

                                                                                      Page to
                                                                                    See in this
                                                                                    Prospectus
                                                                                    ----------
  Death Benefit Option 1--Simplified Underwriting/Current Charges.................      19
  Death Benefit Option 1--Full Underwriting/Current Charges.......................      20
  Death Benefit Option 1--Simplified Underwriting/Guaranteed Maximum Charges......      21
  Death Benefit Option 1--Full Underwriting/Guaranteed Maximum Charges............      22

     The tables show how death benefits, accumulation values, and cash surrender values ("Policy benefits") under a sample Key Legacy Plus Policy would change over time if the investment options had constant hypothetical gross annual investment returns of 0%, 6% or 12% over the years covered by each table. The tables are for a 45 year-old male non-tobacco user. A single premium payment of $56,279 for an initial $250,000 or $250,001 of specified amount of coverage is assumed to be paid at issue. The illustrations assume no Policy loan has been taken. As illustrated, this Policy would be classified as a modified endowment contract (See "Tax Effects" in Additional Information for further discussion).

  Although the tables below do not include an example of a Policy with an Option 2 death benefit, such a Policy would have higher death benefits and lower cash surrender values.

  Separate tables are included to show both current and guaranteed maximum charges under both simplified underwriting and full underwriting. We have used the maximum specified amount of $250,000 for the simplified underwriting table and the minimum specified amount of $250,001 for the full underwriting table to show the applicable investment results.

  . The charges assumed in the current charge tables include a daily charge at an annual effective rate of .75% for the first 10 Policy years, .50% for Policy years 11--20, and .25% thereafter and current monthly insurance charges.

  . The guaranteed maximum charge tables assume that these charges will include a daily charge at an annual effective rate of .90% for the first 10 Policy years, .65% for Policy years 11--20, and .40% thereafter, and an additional charge of 1.5% of every premium and guaranteed maximum insurance charges.

  The charges assumed by both the current and guaranteed maximum charge tables also include Mutual Fund expenses equal to .83% of aggregate Mutual Fund assets, which is the arithmetic average of the advisory fees payable with respect to each Mutual Fund, after all reimbursements, plus the arithmetic average of all other operating expenses of each such Fund after all reimbursements, as reflected on pages 8 - 10 of this prospectus. We expect the reimbursement arrangements to continue in the future. If the reimbursement arrangements were not currently in effect, the arithmetic average of Mutual Fund expenses would equal 1.91% of aggregate Mutual Fund assets.

  Individual illustrations. On request, we will furnish you with a comparable illustration based on your Policy's characteristics. If you request illustrations more than once in any Policy year, we may charge $25 for the illustration.

                                Key Legacy Plus

Single Premium $ 56,279                   Initial Specified Amount $250,000
                                          Death Benefit Option 1

                                  Male Age 45
                            Simplified Underwriting
                                   Nonsmoker
                           Assuming Current Charges

                    Death Benefit                        Accumulation Value                   Cash Surrender Value
End of       Assuming Hypothetical Gross             Assuming Hypothetical Gross           Assuming Hypothetical Gross
Policy       Annual Investment Return of             Annual Investment Return of           Annual Investment Return of
Year       0.0%            6.0%        12.0%         0.0%        6.0%     12.0%            0.0%      6.0%       12.0%
 1       250,000         250,000     250,000       54,549      57,880    61,212           54,549    57,880      61,212

 2       250,000         250,000     250,000       52,735      59,454    66,573           52,735    59,454      66,573

 3       250,000         250,000     250,000       50,869      61,034    72,448           50,869    61,034      72,448

 4       250,000         250,000     250,000       49,034      62,703    78,976           49,034    62,703      78,976

 5       250,000         250,000     250,000       47,145      64,385    86,151           47,145    64,385      86,151

 6       250,000         250,000     250,000       45,231      66,108    94,076           45,231    66,108      94,076

 7       250,000         250,000     250,000       43,235      67,826   102,791           43,235    67,826     102,791

 8       250,000         250,000     250,000       41,315      69,680   112,510           41,315    69,680     112,510

 9       250,000         250,000     250,000       39,386      71,604   123,280           39,386    71,604     123,280

 10      250,000         250,000     200,000       37,424      73,579   135,205           37,424    73,579     135,205

 15      250,000         250,000     295,062       28,164      86,069   220,195           28,164    86,069     220,195

 20      250,000         250,000     439,874       16,589     100,281   360,552           16,589   100,281     360,552

The values will change if premiums are paid in different amounts or frequencies.

The investment results are an example only and are not a representation of past or future investment results. Actual investment results may be more or less than those shown.

                                Key Legacy Plus

Single Premium $ 56,279                   Initial Specified Amount $250,001
                                          Death Benefit Option 1


                                  Male Age 45
                               Full Underwriting
                                   Nonsmoker
                           Assuming Current Charges


                       Death Benefit                        Accumulation Value                  Cash Surrender Value
End of           Assuming Hypothetical Gross            Assuming Hypothetical Gross          Assuming Hypothetical Gross
Policy           Annual Investment Return of            Annual Investment Return of          Annual Investment Return of
Year               0.0%      6.0%     12.0%              0.0%        6.0%     12.0%           0.0%      6.0%       12.0%
 1               250,001   250,001   250,001            55,034      58,376    61,719         55,034    58,376      61,719

 2               250,001   250,001   250,001            53,702      60,466    67,629         53,702    60,466      67,629

 3               250,001   250,001   250,001            52,425      62,688    74,201         52,425    62,688      74,201

 4               250,001   250,001   250,001            51,088      64,938    81,397         51,088    64,938      81,397

 5               250,001   250,001   250,001            49,703      67,231    89,300         49,703    67,231      89,300

 6               250,001   250,001   250,001            48,280      69,578    97,999         48,280    69,578      97,999

 7               250,001   250,001   250,001            46,821      71,988   107,587         46,821    71,988     107,587

 8               250,001   250,001   250,001            45,324      74,462   118,163         45,324    74,462     118,163

 9               250,001   250,001   250,001            43,775      76,994   129,831         43,775    76,994     129,831

 10              250,001   250,001   250,001            42,149      79,564   142,702         42,149    79,564     142,702


 15              250,001   250,001   312,452            33,385      94,482   233,173         33,385    94,482     233,173


 20              250,001   250,001   465,799            21,694     111,315   381,803         21,694   111,315     381,803

The values will change if premiums are paid in different amounts or frequencies.

The investment results are an example only and are not a representation of past or future investment results. Actual investment results may be more or less than those shown.

                                Key Legacy Plus



Single Premium $ 56,279                   Initial Specified Amount $ 250,000
                                          Death Benefit Option 1

                                  Male Age 45
                            Simplified Underwriting
                                   Nonsmoker
                         Assuming Guaranteed Charges

                    Death Benefit                           Accumulation Value                    Cash Surrender Value
End of       Assuming Hypothetical Gross                Assuming Hypothetical Gross            Assuming Hypothetical Gross
Policy       Annual Investment Return of                Annual Investment Return of            Annual Investment Return of
Year         0.0%        6.0%     12.0%                  0.0%      6.0%      12.0%              0.0%     6.0%       12.0%
 1          250,000    250,000   250,000               53,599     56,873    60,148             53,599   56,873      60,148

 2          250,000    250,000   250,000               51,716     58,309    65,295             51,716   58,309      65,295

 3          250,000    250,000   250,000               49,785     59,742    70,923             49,785   59,742      70,923

 4          250,000    250,000   250,000               47,782     61,151    77,068             47,782   61,151      77,068

 5          250,000    250,000   250,000               45,704     62,534    83,790             45,704   62,534      83,790

 6          250,000    250,000   250,000               43,552     63,894    91,160             43,552   63,894      91,160

 7          250,000    250,000   250,000               41,299     65,206    99,236             41,299   65,206      99,236

 8          250,000    250,000   250,000               38,918     66,447   108,087             38,918   66,447     108,087

 9          250,000    250,000   250,000               36,407     67,617   117,812             36,407   67,617     117,812

 10         250,000    250,000   250,000               33,738     68,689   128,508             33,738   68,689     128,508


 15         250,000    250,000   273,273               17,625     72,975   203,935             17,625   72,975     203,935


 20               0    250,000   398,788                    0     71,575   326,875                  0   71,575     326,875

The values will change if premiums are paid in different amounts or frequencies.

The investment results are an example only and are not a representation of past or future investment results. Actual investment results may be more or less than those shown.

                                Key Legacy Plus



Single Premium $ 56,279                   Initial Specified Amount $ 250,001
                                          Death Benefit Option 1

                                  Male Age 45
                               Full Underwriting
                                   Nonsmoker
                          Assuming Guaranteed Charges

                          Death Benefit                      Accumulation Value                     Cash Surrender Value
End of             Assuming Hypothetical Gross           Assuming Hypothetical Gross             Assuming Hypothetical Gross
Policy             Annual Investment Return of           Annual Investment Return of             Annual Investment Return of
Year               0.0%        6.0%       12.0%          0.0%       6.0%      12.0%              0.0%       6.0%       12.0%
 1               250,001     250,001     250,001        53,599     56,873    60,149             53,599     56,873      60,149

 2               250,001     250,001     250,001        51,716     58,309    65,295             51,716     58,309      65,295

 3               250,001     250,001     250,001        49,785     59,742    70,923             49,785     59,742      70,923

 4               250,001     250,001     250,001        47,782     61,151    77,068             47,782     61,151      77,068

 5               250,001     250,001     250,001        45,704     62,535    83,790             45,704     62,535      83,790

 6               250,001     250,001     250,001        43,552     63,894    91,160             43,552     63,894      91,160

 7               250,001     250,001     250,001        41,299     65,206    99,236             41,299     65,206      99,236

 8               250,001     250,001     250,001        38,918     66,448   108,087             38,918     66,448     108,087

 9               250,001     250,001     250,001        36,407     67,617   117,813             36,407     67,617     117,813

10               250,001     250,001     250,001        33,738     68,689   128,508             33,738     68,689     128,508


15               250,001     250,001     273,274        17,625     72,976   203,936             17,625     72,976     203,936


20                     0     250,001     398,790             0     71,576   326,877                  0     71,576     326,877

The values will change if premiums are paid in different amounts or frequencies.

The investment results are an example only and are not a representation of past or future investment results. Actual investment results may be more or less than those shown.

ADDITIONAL INFORMATION

     A general overview of the Policy appears at page 1 - 22. The additional information that follows gives more details, but generally does not repeat what is set forth above.

                                                             Page to
                                                            See in this
Contents of Additional Information                          Prospectus
----------------------------------                          ----------
AGL.......................................................      23
Separate Account VL-R.....................................      24
Tax Effects...............................................      24
Voting Privileges.........................................      29
Your Beneficiary..........................................      30
Assigning Your Policy.....................................      30
More About Policy Charges.................................      30
Effective Date of Policy and Related Transactions.........      32
Distribution of the Policies..............................      33
Payment of Policy Proceeds................................      34
Adjustments to Death Benefit..............................      35
Additional Rights That We Have............................      36
Performance Information...................................      36
Our Reports to Policy Owners..............................      37
AGL's Management..........................................      37
Principal Underwriter's Management........................      40
Legal Matters.............................................      42
Independent Auditors......................................      42
Actuarial Expert..........................................      42
Services Agreement........................................      42
Certain Potential Conflicts...............................      42
Year 2000 Considerations..................................      43

     Special words and phrases. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of Words and Phrases that appears at the end of this prospectus (page 46, which follows all of the financial pages). That index will tell you on what page you can read more about many of the words and phrases that we use.

AGL

     We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American General Corporation (formerly American General Insurance Company), a diversified financial services holding company engaged primarily in the insurance business. The commitments under the Policies are AGL's, and American General Corporation has no legal obligation to back those commitments.

     AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

Separate Account VL-R

     We hold the Mutual Fund shares in which any of your accumulation value is invested in Separate Account VL-R. Separate Account VL-R is a "separate account," as defined by the SEC and is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. We created the separate account on May 6, 1997 under Texas law.

     For record keeping and financial reporting purposes, Separate Account VL-R is divided into 41 separate "divisions," 13 of which correspond to the 13 variable investment options available since the inception of the Policy. The remaining 28 divisions, and some of these 13 divisions, represent investment options available under other variable life policies we offer. We hold the Mutual Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option.

     The assets in Separate Account VL-R are our property. The assets in Separate Account VL-R would be available only to satisfy the claims of owners of the Policies, to the extent they have allocated their accumulation value to Separate Account VL-R. Our other creditors could reach only those Separate Account VL-R assets (if any) that are in excess of the amount of our reserves and other contract liabilities under the Policies with respect to Separate Account VL-R.

Tax Effects

This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax adviser.

     General. Key Legacy Plus Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") and (b) for as long as the investments made by the underlying Mutual Funds satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the Policy will meet these requirements and that:

     . the death benefit received by the beneficiary under your Policy will not be subject to federal income tax; and

     . increases in your Policy's accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

     The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract" (which is discussed below). In all cases, however, the character of all income that is described below as taxable to the payee will be ordinary income (as opposed to capital gain).

     Testing for modified endowment contract status. Your Policy will be a "modified endowment contract" if, at any time during the first seven Policy years, you have paid a cumulative amount of premiums that exceeds the premiums that would have been paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits after the payment of seven level annual premiums. This is called the "seven-pay" test.

     Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit. A material change for these purposes could occur as a result of a change in death benefit option. A material change will occur as a result of an increase in your Policy's specified amount of coverage, and certain other changes.

     If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in the specified amount resulting from a partial surrender). If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract. A life insurance policy that is received in exchange for a modified endowment contract will also be considered a modified endowment contract.

     Other effects of Policy changes. Changes made to your Policy (for example, a decrease in benefits or a lapse or reinstatement of your Policy) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

     Taxation of pre-death distributions if your Policy is not a modified endowment contract. As long as your Policy remains in force during the insured person's lifetime, as a non-modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan generally will not be tax deductible.

     After the first 15 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy years, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your basis in your Policy.

     On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy ends after a grace period while there is a policy loan, the cancellation of such loan and accrued loan interest will be treated as a distribution and could be subject to tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

     Taxation of pre-death distributions if your Policy is a modified endowment contract. If your Policy is a modified endowment contract, any distribution from your Policy during the insured person's lifetime will be taxed on an "income-first" basis. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or partial surrender. Any such distributions will be considered taxable income to you to the extent your accumulation value exceeds your basis in the Policy. For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior loan under your Policy that was considered taxable income to you. For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by the same insurer (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are aggregated. The Treasury Department has authority to prescribe additional rules to prevent avoidance of "income-first" taxation on distributions from modified endowment contracts.

     A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to distributions:

     .    to taxpayers 59 1/2 years of age or older;

     .    in the case of a disability (as defined in the Code); or

     . received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

If your Policy ends after a grace period while there is a Policy loan, the cancellation of the loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date or upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the Policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

     Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. The Treasury Department has been authorized to prescribe rules which would treat similarly other distributions made in anticipation of a policy becoming a modified endowment contract.

     Policy lapses and reinstatements. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

     Diversification. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the insured died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. Separate Account VL-R, through the Mutual Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Mutual Funds, we will enter into agreements with them requiring the Mutual Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

     In connection with the issuance of then temporary diversification regulations, the Treasury Department stated that it anticipated the issuance of guidelines prescribing the circumstances in which the ability of a policy owner to direct his or her investment to particular Mutual Funds within Separate Account VL-R may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. Due to the lack of specific guidance on investor control, there is some uncertainty about when a policy owner is considered the owner of the assets for tax purposes. If you were considered the owner of the assets of Separate Account VL-R, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that AGL, and not the owner of a Policy, would be considered the owner of the assets of Separate Account VL-R.

     Estate and generation skipping taxes. If the insured person is the Policy's owner, the death benefit under Key Legacy Plus Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. The federal estate tax is integrated with the federal gift tax under a unified rate schedule and unified credit. The Taxpayer Relief Act of 1997 gradually raises the credit over the next seven years to $1,000,000. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

     As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

     The particular situation of each policy owner, insured person or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

     Life Insurance in Split Dollar Arrangements. The Internal Revenue Service ("IRS") has released a technical advice memorandum ("TAM") on the taxability of the insurance policies used in certain split dollar arrangements. A TAM provides advice as to the internal revenue laws, regulations, and related statutes with respect to a specific set of facts and a specific taxpayer. In the TAM, among other things, the IRS concluded that an employee was subject to current taxation on the excess of the cash surrender value of the policy over the premiums to be returned to the employer. Purchasers of life insurance policies to be used in split dollar arrangements are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from such an arrangement.

     Pension and profit-sharing plans. If a life insurance policy is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such policies will be somewhat different from that described above.

     The reasonable net premium cost for such amount of insurance that is purchased as part of a pension or profit-sharing plan is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the policy's accumulation value will not be subject to federal income tax. However, the policy's accumulation value will generally be taxable to the extent it exceeds the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the policy or was an owner-employee under the plan.

     There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

     Other employee benefit programs. Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

     ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult a qualified legal adviser.

     Our taxes. We report the operations of Separate Account VL-R in our federal income tax return, but we currently pay no income tax on Separate Account VL-R's investment income and capital gains, because these items are, for tax purposes, reflected in our variable life insurance policy reserves. We currently make no charge to any Separate Account VL-R division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to Separate Account VL-R for income taxes we incur that are allocable to the Policy.

     We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, we may make charges for such taxes when they are attributable to Separate Account VL-R or allocable to the Policy.

     Certain Mutual Funds in which your accumulation value is invested may elect to pass through to AGL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to AGL.

     When we withhold income taxes. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

     In the case of non-resident aliens who own a policy, the withholding rules may be different. With respect to distributions from modified endowment contracts, nonresident aliens are generally subject to federal income tax withholding at a statutory rate of 30% of the distributed amount. In some cases, the non-resident alien may be subject to lower or even no withholding if the United States has entered into a tax treaty with his or her country of residence.

     Tax changes. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

Voting Privileges

     We are the legal owner of the Funds' shares held in Separate Account VL-R. However, you may be asked to instruct us how to vote the Fund shares held in the various Mutual Funds and attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your accumulation value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

     We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through Separate Account VL-R.

     If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

     In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to policy owners. AGL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

Your Beneficiary

     You name your beneficiary when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the insured person's lifetime. We also require the consent of any irrevocably named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

Assigning Your Policy

     You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason. We will not be bound by an assignment unless it is received in writing. You must provide us with two copies of the assignment. We are not responsible for any payment we make or any action taken before we receive a complete notice of the assignment in good order. We are also not responsible for the validity of the assignment. An absolute assignment is a change of ownership. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser before making an assignment.

More About Policy Charges

     Purpose of our charges. The charges under the Policy are designed to cover, in total, our direct and indirect costs of selling, administering and providing benefits under the Policy. They are also designed, in total, to compensate us for the risks we assume and services that we provide under the Policy. These include:

     . mortality risks (such as the risk that insured persons will, on average, die before we expect, thereby increasing the amount of claims we must pay);

     . investment risks (such as the risk that adverse investment performance will make it more difficult for us to reduce the amount of our daily charge for revenues below what we anticipate);

     . sales risks (such as the risk that the number of Policies we sell and the premiums we receive net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale);

     . regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable life insurance policies); and

     . expense risks (such as the risk that the costs of administrative services that the Policy requires us to provide will exceed what we currently project).

     If the charges that we collect from the Policy exceed our total costs in connection with the Policy, we will earn a profit. Otherwise we will incur a loss.

     The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as insured persons die.

     Any excess from the charges discussed above is primarily intended to:

     . offset other expenses in connection with the Policies (such as the costs of processing applications for Policies and other unreimbursed administrative expenses, costs of paying marketing and distribution expenses for the Policies, and costs of paying death claims if the mortality experience of insured persons is worse than we expect);

     .    compensate us for the risk we assume under the Policies; or

     .    otherwise be retained by us as profit.

     Although the paragraphs above describe the primary purposes for which charges under the Policies have been designed, these purposes are subject to considerable change over the life of a Policy. We can retain or use the revenues from any charge or charge increase for any purpose.

     Change of tobacco use. If the person insured under your Policy is a tobacco user, you may apply to us for an improved risk class if the insured person meets our then applicable requirements for demonstrating that he or she has stopped tobacco use for a sufficient period.

     Gender neutral Policy. Our cost of insurance charge rates in Montana will not be greater than the comparable male rates illustrated in this prospectus.

     Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, rating class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender.

     Cost of insurance rates. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. If so, we attribute your accumulation value first to the oldest increments of specified amount to compute our net amount at risk at each cost of insurance rate. See "Monthly Insurance Charge" beginning on page 7.

     Miscellaneous. Certain of the distributors or advisers of the Mutual Funds listed on page 8 of this prospectus reimburse us, on a quarterly basis, for certain administrative, Policy, and policy owner support expenses. These reimbursements will be reasonable for the services performed and are not designed to result in a profit. These reimbursements are paid by the distributors or the advisers, and will not be paid by the Mutual Funds, the divisions or the owners. No payments have yet been made under these arrangements, because the number of Policies issued does not require a payment.

Effective Date of Policy and Related Transactions

     Valuation dates, times, and periods. We generally compute values under a Policy on each day that the New York Stock Exchange is open for business. We call each such day a "valuation date."

     We compute policy values as of 3:00 p.m., Central time, on each valuation date. We call this our "close of business." We call the time from the close of business on one valuation date to the close of business of the next valuation date a "valuation period."

     Date of receipt. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in full and proper order at our Home Office. If we receive it after the close of business on any valuation date, however, we consider that we have received it on the day following that valuation date.

     Commencement of insurance coverage. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a Policy to you and, if so, what the insured person's insurance rate class should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the owner and at least the initial premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in the insured person's health or risk of death. However, if you pay at least the minimum first premium payment with your application for a Policy, we will provide temporary coverage of up to $500,000 provided the insured person meets certain medical and risk requirements. The terms and conditions of this coverage are described in our "Limited Temporary Life Insurance Agreement." You can obtain a copy from our Home Office by writing to the address shown on the first page of this prospectus or from your AGL representative.

     Date of issue; Policy months and years. We prepare the Policy only after we approve an application for a Policy and assign an appropriate insurance rate class. The day we begin to deduct charges will appear on page 3 of your Policy and is called the "date of issue." Policy months and years are measured from the date of issue. To preserve a younger age at issue for the insured person, we may assign a date of issue to a Policy that is up to 6 months earlier than otherwise would apply.

     Monthly deduction days. Each charge that we deduct monthly is assessed against your accumulation value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these "monthly deduction days."

     Commencement of investment performance. We begin to credit an investment return to the accumulation value resulting from your initial premium payment on the later of (a) the date of issue, or (b) the date all requirements needed to place the Policy in force have been satisfied, including underwriting approval and receipt in the Home Office of the necessary premium. In the case of a back-dated Policy, we do not credit an investment return to the accumulation value resulting from your initial premium payment until the date stated in (b) above.

     Effective date of other premium payments and requests that you make. Premium payments (after the first) and transactions made in response to your requests and elections are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

     . Increases you request in the specified amount of insurance, and reinstatements of a Policy that has lapsed take effect on the Policy's monthly deduction day on or next following our approval of the transaction;

     . We may return premium payments if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law or exceed the maximum net amount at risk;

     . If you exercise the right to return your Policy described on the second page of this prospectus, your coverage will end when you mail us your Policy or deliver it to your AGL representative; and

     . If you pay a premium in connection with a request which requires our approval, your payment will be applied when received rather than following the effective date of the change requested so long as your coverage is in force and the amount paid will not cause you to exceed premium limitations under the Code. If we do not approve your request, no premium will be refunded to you except to the extent necessary to cure any violation of the maximum premium limitations under the Code. We will not apply this procedure to premiums you pay in connection with reinstatement requests.

Distribution of the Policies

     American General Securities Incorporated ("AGSI") is the principal underwriter of the Policies. AGSI is a wholly-owned subsidiary of AGL. AGL, in turn, is a wholly-owned subsidiary of American General Corporation ("American General"). AGSI's principal office is at 2727 Allen Parkway, Houston, Texas 77019. AGSI was organized as a Texas corporation on March 8, 1983 and is a registered broker-dealer under the Securities Exchange Act of 1934, as amended ("1934 Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). AGSI is also the principal underwriter for AGL's Separate Accounts A and D, and Separate Account E of American General Life Insurance Company of New York, which is a wholly-owned subsidiary of AGL. These separate accounts are registered investment companies. AGSI, as the principal underwriter, is not paid any fees on the Policies.

     We and AGSI have sales agreements with various broker-dealers and banks under which the Policies will be sold by registered representatives of the broker-dealers or employees of the banks. These registered representatives and employees are also required to be authorized under applicable state regulations as life insurance agents to sell variable life insurance. The broker-dealers are ordinarily required to be registered with the SEC and must be members of the NASD.

     We pay compensation directly to broker-dealers and banks for the promotion and sales of the Policies. AGSI also has its own registered representatives who will sell the Policies, and we will pay compensation to AGSI for these sales. The compensation payable to broker-dealers or banks for the sales of the Policies may vary with the sales agreement, but is generally not expected to exceed the amounts described below:

A.   For a Policy issued based on simplified underwriting:

     . 1.05% annually of the Policy's accumulation value (reduced by any outstanding loan) in Policy years 1 through 10; and

     . .85% annually of the Policy's accumulation value (reduced by any outstanding loan) in Policy years 11 through 15.

B.   For a Policy issued based on full underwriting:

     . 2.5% of the Policy's accumulation value (reduced by any outstanding loan) in Policy year 1;

     . 1.0% annually of the Policy's accumulation value (reduced by any outstanding loan) in Policy years 2 through 10;

     . 0.50% annually of the Policy's accumulation value (reduced by any outstanding loan) in Policy years 11 through 20; and

     . 0.25% annually of the Policy's accumulation value (reduced by any outstanding loan) after Policy year 20.

     The maximum value of any alternative amounts we may pay for sales of the Policies is expected to be equivalent over time to the amounts described above. For example, we may pay a broker-dealer compensation in a lump sum which will not exceed the aggregate compensation described above.

     We pay a comparable amount of compensation to the broker-dealers or banks with respect to any increase in the specified amount of coverage that you request. In addition, we may pay the broker-dealers or banks expense allowances, bonuses, wholesaler fees and training allowances.

     We pay the compensation directly to AGSI or any other selling broker-dealer firm or bank. We pay the compensation from our own resources which does not result in any additional charge to you that is not described on page 6 of the prospectus. Each broker-dealer or bank, in turn, may compensate its registered representative or employee who acts as agent in selling you a Policy.

Payment of Policy Proceeds

     General. We will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of a death benefit). If we do not have information about the desired manner of payment within 60 days after the date we receive notification of the insured person's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

     Delay for check clearance. We reserve the right to defer payment of that portion of your accumulation value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

     Delay of Separate Account VL-R proceeds. We reserve the right to defer payment of any death benefit, loan or other distribution that comes from that portion of your accumulation value that is allocated to Separate Account VL-R, if:

     . the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted;

     . an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the accumulation value; or

     .    the SEC by order permits the delay for the protection of owners.

Transfers and allocations of accumulation value among the investment options may also be postponed under these circumstances. If we need to defer calculation of Separate Account VL-R values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

     Delay to challenge coverage. We may challenge the validity of your insurance Policy based on any material misstatements in your application and any application for a change in coverage. However,

     . We cannot challenge the Policy after it has been in effect, during the insured person's lifetime, for two years from the date the Policy was issued or restored after termination. (Some states may require that we measure this time in some other way.)

     . We cannot challenge any Policy change that requires evidence of insurability (such as an increase in specified amount) after the change has been in effect for two years during the insured person's lifetime.

Adjustments to Death Benefit

     Suicide. If the insured person commits suicide within two years after the date on which the Policy was issued, the death benefit will be limited to the total of all premiums that have been paid to the time of death minus any outstanding Policy loans and any partial surrenders. If the insured person commits suicide within two years after the effective date of an increase in specified amount that you requested, we will pay the death benefit based on the specified amount which was in effect before the increase, plus the monthly insurance deductions for the increase. Some states require that we compute differently these periods for non-contestability following a suicide.

     Wrong age or gender. If the age or gender of the insured person was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

     Death during grace period. If the insured person dies during the Policy's grace period, we will deduct any overdue monthly charges from the insurance proceeds.

Additional Rights That We Have

  We have the right at any time to:

  . transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your accumulation value for that option to below $500;

  . transfer the entire balance in proportion to any other investment options you then are using, if the accumulation value in an investment option is below $500 for any other reason;

  . end the automatic rebalancing feature if your accumulation value falls below $5,000;

  .  change the underlying Mutual Fund that any investment option uses;

  . add, delete or limit investment options, combine two or more investment options, or withdraw assets relating to Key Legacy Plus from one investment option and put them into another;

  . operate Separate Account VL-R under the direction of a committee or discharge such a committee at any time;

  .  change our guidelines for the simplified and full underwriting methods;

  . operate Separate Account VL-R, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Separate Account VL-R may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

  . make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

  You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek policy owner approval.

Performance Information

  From time to time, we may quote performance information for the divisions of Separate Account VL-R in advertisements, sales literature, or reports to owners or prospective investors.

  We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner's cash value or death benefit. We also may present the yield or total return of the division based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Mutual Funds in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the premium charge, and we generally expect to exclude costs of insurance charges because of the individual nature of these charges.

  We may compare a division's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of AGL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

  Performance information for any division reflects the performance of a hypothetical Policy and are not illustrative of how actual investment performance would affect the benefits under your Policy. You should not consider such performance information to be an estimate or guarantee of future performance.


Our Reports to Policy Owners

  Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy's current death benefit, accumulation value, cash surrender value and policy loans. We will send you notices to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should give us prompt written notice of any address change.

AGL's Management

  The directors, executive officers, and (to the extent responsible for variable life operations) the other principal officers of AGL are listed below.

Name                     Business Experience Within Past Five Years
------------------------------------------------------------------------------

Rodney O. Martin, Jr.    Senior Chairman of the Board of American General Life
                         Insurance Company since April 1999 and a Director since
                         August 1996. President and CEO (August 1996-July 1998).
                         President of American General Life Insurance Company of
                         New York (November 1995-August 1996). Vice President
                         Agencies, with Connecticut Mutual Life Insurance
                         Company, Hartford, Connecticut (1990-1995).

Donald W. Britton        Director and Vice Chairman of the Board of American
                         General Life Insurance Company since April 1999.
                         President of First Colony Life, Lynchburg, Virginia
                         (1996 - April 1997) and Executive Vice President of
                         First Colony Life (1992 - 1996).

Ronald H. Ridlehuber     Director, President and Chief Executive Officer of
                         American General Life Insurance Company since July
                         1998. Senior Vice President and Chief

                         Marketing Officer of Jefferson-Pilot Life Insurance Company in Greensboro, North Carolina (1993-1998).

David A. Fravel          Director of American General Life Insurance Company
                         since November 1996. Elected Executive Vice President in April 1998. Previously held position of Senior Vice
                         President of American General Life Insurance Company since November 1996. Senior Vice President of
                         Massachusetts Mutual, Springfield, Missouri (March
                         1996-June 1996); Vice President, New Business,
                         Connecticut Mutual Life Insurance Company, Hartford,
                         Connecticut (December 1978-March 1996).

Robert F. Herbert, Jr.   Director, Senior Vice President and Treasurer of
                         American General Life Insurance Company since May 1996, and Controller since February 1991.

Royce G. Imhoff, II      Director, Senior Vice President and Chief Marketing
                         Officer for American General Life Insurance Company since November 1997. Previously held various positions with American General Life Insurance Company including
                         Vice President since August 1996 and Regional Director since 1992.

John V. LaGrasse         Director and Chief Systems Officer of American General
                         Life Insurance Company since August 1996. Elected
                         Executive Vice President in July 1998. Previously held position of Senior Vice President of American General
                         Life Insurance Company since August 1996. Director of
                         Citicorp Insurance Services, Inc., Dover, Delaware
                         (1986-1996).

Gary D. Reddick          Director of American General Life Insurance Company
                         since October 1998. Elected Executive Vice President in
                         April 1998. Vice Chairman since July 1997 and Executive
                         Vice President-Administration of The Franklin Life
                         Insurance Company since February 1995. Senior Vice
                         President-Administration of American General
                         Corporation (October 1994-February 1995). Senior Vice
                         President for American General Life Insurance Company
                         (September 1986-October 1994).

Thomas M. Zurek          Director and Executive Vice President of American
                         General Life Insurance Company since April 1999.
                         Elected Secretary in July 1999 and General Counsel in
                         December 1998. Previously held various positions with American General Life Insurance Company including
                         Senior Vice President since December 1998 and Vice
                         President since October 1998. In February 1998 named as
                         Senior Vice President and Deputy General Counsel of
                         American General Corporation. Attorney Shareholder with
                         Nyemaster, Goode, Voigts, West, Hansell & O'Brien, Des
                         Moines, Iowa (June 1992 - February 1998).

Paul L. Mistretta        Executive Vice President of American General Life
                         Insurance Company since July 1999. Senior Vice
                         President of First Colony Life Insurance, Lynchburg,
                         Virginia (1992 - July 1999).

Brian D. Murphy          Executive Vice President of American General Life
                         Insurance Company since July 1999. Previously held position of Senior Vice President-Insurance Operations of American General Life Insurance Company since April
                         1998. Vice President-Sales, Phoenix Home Life,
                         Hartford, CT (January 1997-April 1998). Vice President of Underwriting and Issue, Phoenix Home Life (July
                         1994-January 1997). Various positions with Mutual of
                         New York, Syracuse, NY, including Agent, Agency
                         Manager, Marketing Life and Disability Income
                         Underwriting Management, (1978-July 1994).

Wayne A. Barnard         Senior Vice President of American General Life
                         Insurance Company since November 1997. Previously held various positions with American General Life Insurance
                         Company including Vice President since February 1991.

Robert M. Beuerlein      Senior Vice President and Chief Actuary of American
                         General Life Insurance Company since September 1999.
                         Previously held position of Vice President of American
                         General Life Insurance Company since December 1998.
                         Director, Senior Vice President and Chief Actuary of
                         The Franklin Life Insurance Company, Springfield,
                         Illinois (January 1991 - June 1999).

David J. Dietz           Senior Vice President - Corporate Markets Group of
                         American General Life Insurance Company since January
                         1999. President and Chief Executive Officer -
                         Individual Insurance Operations of The United States
                         Life Insurance Company in the City of New York since
                         September, 1997. President of Prudential Select Life,
                         Newark, New Jersey (August 1990 -September 1997).

Barbara J. Fossum        Senior Vice President of American General Life
                         Insurance Company since July 1999. Previously held position of Vice President of American General Life
                         Insurance Company since 1988.

Ross D. Friend           Senior Vice President and Chief Compliance Officer of
                         American General Life Insurance Company since July
                         1998. Senior Vice President and General Counsel of The
                         Franklin Life Insurance Company, Springfield, Illinois
                         (August 1996 - July 1998). Attorney-in-Charge for The
                         Prudential Insurance Company, Jacksonville, Florida
                         (July 1995 - August 1996). Chief Legal Officer for
                         Confederation Life Insurance, Atlanta, Georgia (1982 -
                         June 1995).

William Guterding        Senior Vice President of American General Life
                         Insurance Company since April 1999. Senior Vice
                         President and Chief Underwriting Officer of The United
                         States Life Insurance Company in the City of New York since October, 1980.

F. Paul Kovach, Jr.      Senior Vice President-Broker Dealers for American
                         General Life Insurance Company since August 1997.
                         President and Director of American General Securities
                         Incorporated since October 1994. Vice President of
                         Chubb Securities Corporation, Concord, New Hampshire,
                         (February 1990-October 1994).

Simon J. Leech           Senior Vice President-Houston Service Center for
                         American General Life Insurance Company since July
                         1997. Previously held various positions with American
                         General Life Insurance Company since 1981, including
                         Director of Policy Owners' Service Department in 1993, and Vice President-Policy Administration in 1995.

JoAnn Waddell            Senior Vice President - Human Resources for American
                         General Life Insurance Company since October 1998. Vice
                         President - Human Resources for American General
                         Corporation (1995 - October 1998) and Director,
                         Corporate Personnel of American General Corporation
                         (1993 -1995).

Don M. Ward              Senior Vice President-Variable Products-Marketing of
                         American General Life Insurance Company since February
                         1998. Vice President of Pacific Life Insurance Company,
                         Newport Beach, CA (1991-February 1998).

   The principal business address of each person listed above is our Home Office; except that the street number for Messrs. Ridlehuber, Fravel, LaGrasse, Martin, Reddick, Britton, Mistretta and Zurek is 2929 Allen Parkway, the street number for Messrs. Kovach, Ward and Friend is 2727 Allen Parkway, the street number for Messrs. Dietz and Guterding is 125 Maiden Lane, New York, New York and the street number for Ms. Fossum is #1 Franklin Square, Springfield, Illinois.

Principal Underwriter's Management

The directors and principal officers of the principal underwriter are:

                                            Position and Offices
                                              with Underwriter,
Name and Principal                             American General
Business Address                           Securities Incorporated
----------------                           -----------------------

F. Paul Kovach, Jr.                        Director and Chairman,
American General Securities Incorporated   President and Chief Executive Officer
2727 Allen Parkway
Houston, TX 77019

Royce G. Imhoff, II                          Director
American General Life Companies
2727-A Allen Parkway
Houston, Texas 77019

Rodney O. Martin, Jr.                        Director and Vice Chairman
American General Life Companies
2929 Allen Parkway
Houston, TX 77019

Donald W. Britton                            Director
American General Life Companies
2929 Allen Parkway
Houston, TX  77019




John A. Kalbaugh                             Vice President -
American General Life Companies              Chief Marketing Officer
2727 Allen Parkway
Houston, TX 77019

Robert M. Roth                               Vice President -
American General Securities Incorporated     Administration and Compliance,
2727 Allen Parkway                           Treasurer and Secretary
Houston, TX 77019

Don M. Ward                                  Vice President
American General Life Companies
2727 Allen Parkway
Houston, TX 77019

Julie A. Cotton                              Assistant Secretary
American General Life Companies
2727 Allen Parkway
Houston, TX 77019

Robert F. Herbert, Jr.                       Assistant Treasurer
American General Life Companies
2727-A Allen Parkway
Houston, Texas 77019

K. David Nunley                              Assistant Associate Tax Officer
2727-A Allen Parkway
Houston, TX 77019

Legal Matters

  We are not involved in any legal proceedings that would be considered material with respect to a policy owner's interest in Separate Account VL-R. Pauletta P. Cohn, Esquire, Deputy General Counsel of the American General Life Companies, an affiliate of AGL, has opined as to the validity of the Policies.

Independent Auditors

  The financial statements of AGL included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere in this prospectus. Such financial statements have been included in this prospectus in reliance upon the report of Ernst & Young LLP given upon the authority of such firm as experts in accounting and auditing. Ernst & Young LLP is located at One Houston Center, 1221 McKinney, Suite 2400, Houston, Texas 77010-2007.

Actuarial Expert

  Actuarial matters have been examined by Robert M. Beuerlein, who is Senior Vice President and Chief Actuary of AGL. His opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policies.

Services Agreement

  American General Life Companies ("AGLC") is party to an existing general services agreement with AGL. AGLC, an affiliate of AGL, is a corporation incorporated in Delaware on November 24, 1997. Pursuant to this agreement, AGLC provides services to AGL, including most of the administrative, data processing, systems, customer services, product development, actuarial, auditing, accounting and legal services for AGL and Key Legacy Plus Policies.

Certain Potential Conflicts

  The Mutual Funds sell shares to separate accounts of insurance companies, both affiliated and not affiliated with AGL. We currently do not foresee any disadvantages to you arising out of such sales. Differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various owners to conflict. For example, violation of the federal tax laws by one separate account investing in the Funds could cause the contracts funded through another separate account to lose their tax-deferred status, unless remedial action were taken. However, each Mutual Fund has advised us that its board of trustees (or directors) intends to monitor events to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response. If we believe that a Fund's response to any such event insufficiently protects our policy owners, we will see to it that appropriate action is taken to do so. If it becomes necessary for any separate account to replace shares of any Mutual Fund in which it invests, that Fund may have to liquidate securities in its portfolio on a disadvantageous basis.

Year 2000 Considerations



Internal Systems.  Our ultimate parent, American General Corporation ("AGC"),
----------------
has numerous technology and non-technology systems that are managed on a decentralized basis. AGC's Year 2000 readiness efforts have been performed by its key business units with centralized oversight. Each business unit, including AGL, executed a plan to minimize the risk of a significant negative impact on its operations.

While the specifics of the plans varied, the plans included the following activities: (1) perform an inventory of the company's information technology and non-information technology systems; (2) assess which items in the inventory may expose us to business interruptions due to Year 2000 issues; (3) reprogram or replace systems that are not Year 2000 ready; (4) test systems to prove that they will function into the next century; and (5) return the systems to operations. As of December 31, 1999, these activities have been completed, making our critical systems Year 2000 ready.

We continued to test our systems throughout 1999 to maintain Year 2000 readiness. In addition, we implemented plans for the century transition. These plans included a freeze on system modifications from November 1999 through January 2000, the creation of rapid response teams to address problems and limiting vacations for certain business and technical personnel and establishing Y2K command centers. In addition, AGC established Y2K command centers in Houston and each of its locations across the country. Each command center monitored all major business processing activities during the century transition and reported progress to the Houston command center which coordinated the company's nationwide Year 2000 effort. The command centers continued to operate 24 hours a day until January 7, 2000.

On January 1, 2000, AGC announced that its Year 2000 command centers reported that all major technology systems, programs, and applications were operating smoothly following the transition into the 21st century. As of January 20, 2000, we have experienced no interruptions to normal business operations, including the processing of customer account data and transactions. We will continue to monitor our technology systems and maintain quality customer service throughout the transition period.

Third Party Relationships.  We have relationships with various third parties who
-------------------------
must also be Year 2000 ready. These third parties provide (or receive) resources and services to (or from) us and include organizations with which we exchange information. Third parties include vendors of hardware, software, and information services; providers of infrastructure services such as voice and data communications and utilities for office facilities; investors; customers; distribution channels; and joint venture partners. Third parties differ from internal systems in that we exercise less, or no, control over such parties' Year 2000 readiness.

We developed plans to assess and mitigate the risks associated with the potential failure of third parties to achieve Year 2000 readiness. These plans included the following activities: (1) identify and classify third party dependencies; (2) research, analyze, and document Year 2000 readiness for critical third parties; and (3) test critical hardware and software products and electronic interfaces, and, where feasible, we have taken reasonable precautions to protect against the receipt of non-Year 2000 ready data. Where necessary, critical third party dependencies have been included in our contingency plans.

Contingency Plans.  Our contingency planning process was designed to reduce the
-----------------
risk of Year 2000-related business failures related to both internal systems and third party relationships. The contingency plans included the following activities: (1) evaluate the consequences of failure of critical business processes with significant exposure to Year 2000 risk; (2) determine the probability of a Year 2000-related failure for those critical processes that have a high consequence of failure; (3) develop an action plan to complete contingency plans for critical processes that rank high in consequence and probability of failure; and (4) complete the applicable contingency plans. The contingency plans were tested and updated throughout 1999.

Risks and Uncertainties.  Based on the Year 2000 readiness of internal systems,
-----------------------
century transition plans, plans to deal with third party relationships, contingency plans and the reports from the AGC command centers described above, we believe that we will experience at most isolated and minor disruptions of business processes due to the Year 2000 transition. Such disruptions are not expected to have a material effect on our future results of operations, liquidity, or financial condition. However, due to the magnitude and complexity of this project, risks and uncertainties exist and we are not able to predict a most reasonably likely worst case scenario. If Year 2000 readiness is not achieved due to our failure to maintain critical systems as Year 2000 ready, failure of critical third parties to achieve Year 2000 readiness on a timely basis, failure of contingency plans to reduce Year 2000-related business failures, or other unforeseen circumstances in completing its plans, the Year 2000 issues could have a material adverse impact on our operations following the turn of the century.

Costs.  Through December 31, 1999, we have  incurred, and anticipate that we
-----
will continue to incur, costs relative to achieving and maintaining Year 2000 readiness. The cost of activities related to Year 2000 readiness has not had a material adverse effect on our results of operations or financial condition. In addition, we have elected to accelerate the planned replacement of certain systems as part of the Year 2000 plans. Costs of the replacement systems are being capitalized and amortized over their useful lives, in accordance with our normal accounting policies. None of the costs associated with Year 2000 readiness are passed to divisions of the Separate Account.

FINANCIAL STATEMENTS

  The financial statements of AGL contained in this prospectus should be considered to bear only upon the ability of AGL to meet its obligations under Key Legacy Plus Policies. They should not be considered as bearing upon the investment experience of Separate Account VL-R. No financial statements of Separate Account VL-R are included because, at the date of this prospectus, none of the Divisions of Separate Account VL-R were available under Key Legacy Plus Policy.

                                                                                 Page to
Consolidated Financial Statements of                                           See in this
American General Life Insurance Company                                        Prospectus
---------------------------------------                                        ----------
Unaudited consolidated Balance Sheets as of September 30, 1999..............      Q-1
Unaudited consolidated Income Statements for the nine months
   ended September 30, 1999.................................................      Q-3

Report of Ernst & Young, LLP Independent Auditors...........................      F-1
Consolidated Balance Sheets as of December 31, 1998 and 1997................      F-2
Consolidated Income Statements for the years ended
     December 31, 1998, 1997 and 1996.......................................      F-3
Consolidated Statements of Comprehensive Income
    for the years ended December 31, 1998, 1997, and 1996...................      F-4
Consolidated Statements of Shareholders' Equity for the years
      ended December 31, 1998, 1997 and 1996................................      F-5
Consolidated Statements of Cash Flows for the years
     ended December 31, 1998, 1997 and 1996.................................      F-6
Notes to Consolidated Financial Statements..................................      F-7

                    American General Life Insurance Company

                          Consolidated Balance Sheet

                                  (Unaudited)

                                                           September 30
                                                               1999
                                                          --------------
                                                          (In Thousands)
ASSETS
Investments:
 Fixed maturity securities, at fair value (amortized
  cost - $27,720,226)                                       $27,539,065
 Equity securities, at fair value (cost - $215,480)             245,837
 Mortgage loans on real estate                                1,703,850
 Policy loans                                                 1,224,130
 Investment real estate                                         117,005
 Other long-term investments                                    154,183
 Short-term investments                                         484,721
                                                            -----------
Total investments                                            31,468,791

Cash                                                             89,211
Investment in Parent Company (cost - $7,958)                     44,254
Indebtedness from affiliates                                     53,756
Accrued investment income                                       477,429
Accounts receivable                                             505,368
Deferred policy acquisition costs                             1,733,978
Property and equipment                                           74,683
Other assets                                                    225,353
Assets held in separate accounts                             18,734,868
                                                            -----------
Total assets                                                $53,407,691
                                                            ===========

                    American General Life Insurance Company

                          Consolidated Balance Sheet

                                  (Unaudited)

                                                           September 30
                                                               1999
                                                          --------------
                                                          (In Thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
 Future policy benefits                                   $29,704,115
 Other policy claims and benefits payable                      45,955
 Other policyholders' funds                                   379,623
 Federal income taxes                                         414,324
 Indebtedness to affiliates                                     3,053
 Other liabilities                                          1,035,653
 Liabilities related to separate accounts                  18,734,868
                                                          -----------
Total liabilities                                          50,317,591

Shareholders' equity:
 Common stock, $10 par value, 600,000 shares
  authorized, issued, and outstanding                           6,000

 Preferred stock, $100 par value, 8,500 shares
  authorized, issued, and outstanding                             850

 Additional paid-in capital                                 1,369,315
 Accumulated other comprehensive income                       (15,046)
 Retained earnings                                          1,728,981
                                                          -----------
Total shareholders' equity                                  3,090,100

                                                          -----------
Total liabilities and shareholders' equity                $53,407,691
                                                          ===========

                    American General Life Insurance Company

                         Consolidated Income Statement

                                  (Unaudited)

                                                         Nine months
                                                            ended
                                                         September 30
                                                             1999
                                                        --------------
                                                        (In Thousands)

Revenues:
 Premiums and other considerations                         $  402,583
 Net investment income                                      1,753,914
 Net realized investment gains                                  3,899
 Other                                                         58,530
                                                           ----------
Total revenues                                              2,218,926

Benefits and expenses:
 Benefits                                                   1,289,534
 Operating costs and expenses                                 367,123
Total benefits and expenses                                 1,656,657
                                                           ----------
Income before income tax expense                              562,269

Income tax expense                                            190,143
                                                           ----------
Net income                                                 $  372,126
                                                           ==========

[ERNST & YOUNG LLP LETTERHEAD]   . One Houston Center     . Phone: 713 750 1500
                                   Suite 2400               Fax:   713 750 1501
                                   1221 McKinney
                                   Houston, Texas 77010-2007



                         Report of Independent Auditors

Board of Directors and Stockholder
American General Life Insurance Company


We have audited the accompanying consolidated balance sheets of American General Life Insurance Company (an indirectly wholly owned subsidiary of American General Corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, shareholder's equity, and cash flows for each of the three years in the period ended
December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American General Life Insurance Company and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                       /S/ ERNST & YOUNG LLP
                                       ---------------------


February 16, 1999



       Ernst & Young LLP is a member of Ernst & Young International, Ltd.

                    American General Life Insurance Company

                          Consolidated Balance Sheets

                                                                                     DECEMBER 31
                                                                              1998                  1997
                                                                          ---------------------------------
                                                                                   (In Thousands)
ASSETS
Investments:
  Fixed maturity securities, at fair value (amortized cost-
    $27,425,605 in 1998 and $26,131,207 in 1997)                          $28,906,261           $27,386,715
  Equity securities, at fair value (cost - $193,368 in 1998
    and $19,208 in 1997)                                                      211,684                21,114
  Mortgage loans on real estate                                             1,557,268             1,659,921
  Policy loans                                                              1,170,686             1,093,694
  Investment real estate                                                      119,520               129,364
  Other long-term investments                                                  86,194                55,118
  Short-term investments                                                      222,949               100,061
                                                                          ---------------------------------
Total investments                                                          32,274,562            30,445,987

Cash                                                                          117,675                99,284
Investment in Parent Company (cost - $8,597 in 1998
  and 1997)                                                                    54,570                37,823
Indebtedness from affiliates                                                  161,096                96,519
Accrued investment income                                                     459,961               433,111
Accounts receivable                                                           196,596               208,209
Deferred policy acquisition costs                                           1,087,718               835,031
Property and equipment                                                         66,197                33,827
Other assets                                                                  206,318               132,659
Assets held in separate accounts                                           15,616,020            11,242,270
                                                                          ---------------------------------
Total assets                                                              $50,240,713           $43,564,720
                                                                          =================================

LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
  Future policy benefits                                                  $29,353,022           $27,849,893
  Other policy claims and benefits payable                                     54,278                42,677
  Other policyholders' funds                                                  398,587               398,314
  Federal income taxes                                                        677,315               543,379
  Indebtedness to affiliates                                                   18,173                 4,712
  Other liabilities                                                           554,783               421,861
  Liabilities related to separate accounts                                 15,616,020            11,242,270
                                                                          ---------------------------------
Total liabilities                                                          46,672,178            40,503,106

Shareholder's equity:
  Common stock, $10 par value, 600,000 shares
    authorized, issued, and outstanding                                         6,000                 6,000
  Preferred stock, $100 par value, 8,500 shares authorized,
    issued, and outstanding                                                       850                   850
  Additional paid-in capital                                                1,368,089             1,184,743
  Accumulated other comprehensive income                                      679,107               427,526
  Retained earnings                                                         1,514,489             1,442,495
                                                                          ---------------------------------
Total shareholder's equity                                                  3,568,535             3,061,614
                                                                          ---------------------------------
Total liabilities and shareholder's equity                                $50,240,713           $43,564,720
                                                                          =================================

See accompanying notes.

                    American General Life Insurance Company

                       Consolidated Statements of Income

                                                                         YEAR ENDED DECEMBER 31
                                                          1998                 1997                1996
                                                   ----------------------------------------------------------
                                                                             (In Thousands)

Revenues:
  Premiums and other considerations                   $  470,238            $  428,721           $  382,923
  Net investment income                                2,316,933             2,198,623            2,095,072
  Net realized investment gains (losses)                 (33,785)               29,865               28,502
  Other                                                   69,602                53,370               41,968
                                                   ----------------------------------------------------------
Total revenues                                         2,822,988             2,710,579            2,548,465

Benefits and expenses:
  Benefits                                             1,788,417             1,757,504            1,689,011
  Operating costs and expenses                           467,067               379,012              347,369
  Interest expense                                            15                   782                  830
  Litigation settlement                                   97,096                     -                    -
                                                   ----------------------------------------------------------
Total benefits and expenses                            2,352,595             2,137,298            2,037,210
                                                   ----------------------------------------------------------
Income before income tax expense                         470,393               573,281              511,255

Income tax expense                                       153,719               198,724              176,660
                                                   ----------------------------------------------------------
Net income                                            $  316,674            $  374,557           $  334,595
                                                   ==========================================================


See accompanying notes.

                    American General Life Insurance Company

                Consolidated Statements of Comprehensive Income

                                                                         YEAR ENDED DECEMBER 31
                                                       1998                  1997                1996
                                                   --------------------------------------------------------
                                                                            (In Thousands)


Net income                                            $316,674             $374,557            $ 334,595
Other comprehensive income:
  Gross change in unrealized gains (losses)
    on securities (pretax: $341,000;
    $318,700; ($404,900))                              222,245              207,124             (263,181)
  Less: gains (losses) realized in net income          (29,336)              (1,251)              11,262
                                                   --------------------------------------------------------
  Change in net unrealized gains (losses) on
    securities (pretax: $387,000; $320,600;
    ($422,200)                                         251,581              208,375             (274,443)
                                                    -------------------------------------------------------
Comprehensive income                                  $568,255             $582,932            $  60,152
                                                   ========================================================


See accompanying notes.

                    American General Life Insurance Company

                Consolidated Statements of Shareholder's Equity

                                                                         YEAR ENDED DECEMBER 31
                                                          1998                 1997                 1996
                                                   ----------------------------------------------------------
                                                                            (In Thousands)
Common stock:
  Balance at beginning of year                        $    6,000           $    6,000           $    6,000
  Change during year                                           -                    -                    -
                                                   ----------------------------------------------------------
Balance at end of year                                     6,000                6,000                6,000

Preferred stock:
  Balance at beginning of year                               850                  850                  850
  Change during year                                           -                    -                    -
                                                   ----------------------------------------------------------
Balance at end of year                                       850                  850                  850

Additional paid-in capital:
  Balance at beginning of year                         1,184,743              933,342              858,075
  Capital contribution from Parent
    Company                                              182,284              250,000               75,000
  Other changes during year                                1,062                1,401                  267
                                                   ----------------------------------------------------------
Balance at end of year                                 1,368,089            1,184,743              933,342

Accumulated other comprehensive income:
  Balance at beginning of year                           427,526              219,151              493,594
  Change in unrealized gains (losses) on
    securities                                           251,581              208,375             (274,443)
                                                   ----------------------------------------------------------
Balance at end of year                                   679,107              427,526              219,151

Retained earnings:
  Balance at beginning of year                         1,442,495            1,469,618            1,324,703
  Net income                                             316,674              374,557              334,595
  Dividends paid                                        (244,680)            (401,680)            (189,680)
                                                   ----------------------------------------------------------
Balance at end of year                                 1,514,489            1,442,495            1,469,618
                                                   ----------------------------------------------------------
Total shareholder's equity                            $3,568,535           $3,061,614           $2,628,961
                                                   ==========================================================


See accompanying notes.

                    American General Life Insurance Company

                     Consolidated Statements of Cash Flows

                                                                         YEAR ENDED DECEMBER 31
                                                              1998                   1997                   1996
                                                     --------------------------------------------------------------------
                                                                            (In Thousands)

OPERATING ACTIVITIES
Net income                                                $    316,674           $    374,557           $    334,595
Adjustments to reconcile net income to net cash
  (used in) provided by operating activities:
    Change in accounts receivable                               11,613                (37,752)                 3,846
    Change in future policy benefits and other policy
      claims                                                  (866,428)            (1,143,736)              (543,193)
    Amortization of policy acquisition costs                   125,062                115,467                102,189
    Policy acquisition costs deferred                         (244,196)              (219,339)              (188,001)
    Change in other policyholders' funds                           273                 21,639                (69,126)
    Provision for deferred income tax expense                   15,872                 13,264                 12,388
    Depreciation                                                19,418                 16,893                 16,993
    Amortization                                               (26,775)               (28,276)               (30,758)
    Change in indebtedness to/from affiliates                  (51,116)                (8,695)                 4,432
    Change in amounts payable to brokers                          (894)                31,769                (25,260)
    Net (gain) loss on sale of investments                      37,016                (29,865)               (28,502)
    Other, net                                                  57,307                 30,409                 32,111
                                                     --------------------------------------------------------------------
Net cash used in operating activities                         (606,174)              (863,665)              (378,286)

INVESTING ACTIVITIES
Purchases of investments and loans made                    (28,231,615)           (29,638,861)           (27,245,453)
Sales or maturities of investments and receipts from
  repayment of loans                                        26,656,897             28,300,238             25,889,422
Sales and purchases of property, equipment, and
  software, net                                               (105,907)                (9,230)                (8,057)
                                                     --------------------------------------------------------------------
Net cash used in investing activities                       (1,680,625)            (1,347,853)            (1,364,088)

FINANCING ACTIVITIES
Policyholder account deposits                                4,688,831              4,187,191              3,593,380
Policyholder account withdrawals                            (2,322,307)            (1,759,660)            (1,746,987)
Dividends paid                                                (244,680)              (401,680)              (189,680)
Capital contribution from Parent                               182,284                250,000                 75,000
Other                                                            1,062                  1,401                    267
                                                     --------------------------------------------------------------------
Net cash provided by financing activities                    2,305,190              2,277,252              1,731,980
                                                     --------------------------------------------------------------------
Increase (decrease) in cash                                     18,391                 65,734                (10,394)
Cash at beginning of year                                       99,284                 33,550                 43,944
                                                     --------------------------------------------------------------------
Cash at end of year                                       $    117,675           $     99,284           $     33,550
                                                     ====================================================================

Interest paid amounted to approximately $420,000, $1,004,000, and $1,080,000 in 1998, 1997, and 1996, respectively.

See accompanying notes.

                    American General Life Insurance Company

                  Notes to Consolidated Financial Statements

                               December 31, 1998

NATURE OF OPERATIONS

American General Life Insurance Company (the "Company") is a wholly owned subsidiary of AGC Life Insurance Company, which is a wholly owned subsidiary of American General Corporation (the "Parent Company"). The Company's wholly owned life insurance subsidiaries are American General Life Insurance Company of New York ("AGNY") and The Variable Annuity Life Insurance Company ("VALIC"). During 1998, the Company formed a new wholly owned subsidiary, American General Life Companies (AGLC), to provide management services to certain life insurance subsidiaries of the Parent Company.

The Company offers a complete portfolio of the standard forms of universal life, variable universal life, interest-sensitive whole life, term life, structured settlements, and fixed and variable annuities throughout the United States. In addition, a variety of equity products is sold through its wholly owned broker/dealer, American General Securities, Inc. The Company serves the estate planning needs of middle- and upper-income households and the insurance needs of small- to medium-sized businesses. AGNY offers a broad array of traditional and interest-sensitive insurance, in addition to individual annuity products. VALIC provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of health care, educational, public sector, and other not-for-profit organizations throughout the United States.

1. ACCOUNTING POLICIES

1.1 PREPARATION OF FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") and include the accounts of the Company and its wholly owned subsidiaries. Transactions with the Parent Company and other subsidiaries of the Parent Company are not eliminated from the financial statements of the Company. All other material intercompany transactions have been eliminated in consolidation.

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and disclosures of contingent assets and liabilities. Ultimate results could differ from those estimates.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.2 STATUTORY ACCOUNTING

The Company and its wholly owned life insurance subsidiaries are required to file financial statements with state regulatory authorities. State insurance laws and regulations prescribe accounting practices for calculating statutory net income and equity. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. The use of such permitted practices by the Company and its wholly owned life insurance subsidiaries did not have a material effect on statutory equity at December 31, 1998.

Statutory financial statements differ from GAAP. Significant differences were as follows (in thousands):

                                                    1998               1997               1996
                                               ------------------------------------------------------
Net income:
  Statutory net income (1998 balance is
    unaudited)                                    $  259,903         $  327,813         $  284,070
  Deferred policy acquisition costs and cost
    of insurance purchased                           116,597            103,872             85,812
  Deferred income taxes                              (53,358)           (13,264)           (12,388)
  Adjustments to policy reserves                      52,445            (30,162)           (19,954)
  Goodwill amortization                               (2,033)            (2,067)            (2,169)
  Net realized gain on investments                    41,488             20,139             14,140
  Litigation settlement                              (63,112)                --                 --
  Other, net                                         (35,256)           (31,774)           (14,916)
                                              -------------------------------------------------------
GAAP net income                                   $  316,674         $  374,557         $  334,595
                                              =======================================================

Shareholders' equity:
  Statutory capital and surplus (1998 balance
    is unaudited)                                 $1,670,412         $1,636,327         $1,441,768
  Deferred policy acquisition costs                1,109,831            835,031          1,042,783
  Deferred income taxes                             (698,350)          (535,703)          (410,007)
  Adjustments to policy reserves                    (274,532)          (319,680)          (297,434)
  Acquisition-related goodwill                        54,754             51,424             55,626
  Asset valuation reserve ("AVR")                    310,564            255,975            291,205
  Interest maintenance reserve ("IMR")                27,323              9,596                 63
  Investment valuation differences                 1,487,658          1,272,339            643,289
  Surplus from separate accounts                    (174,447)          (150,928)          (106,026)
  Other, net                                          55,322              7,233            (32,306)
                                              -------------------------------------------------------
Total GAAP shareholders' equity                   $3,568,535         $3,061,614         $2,628,961
                                              =======================================================

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.2 STATUTORY ACCOUNTING (CONTINUED)

The more significant differences between GAAP and statutory accounting principles are that under GAAP: (a) acquisition costs related to acquiring new business are deferred and amortized (generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins), rather than being charged to operations as incurred; (b) future policy benefits are based on estimates of mortality, interest, and withdrawals generally representing the Company's experience, which may differ from those based on statutory mortality and interest requirements without consideration of withdrawals; (c) deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse; (d) certain assets (principally furniture and equipment, agents' debit balances, computer software, and certain other receivables) are reported as assets rather than being charged to retained earnings; (e) acquisitions are accounted for using the purchase method of accounting rather than being accounted for as equity investments; and
(f) fixed maturity investments are carried at fair value rather than amortized cost. In addition, statutory accounting principles require life insurance companies to establish an AVR and an IMR. The AVR is designed to address the credit-related risk for bonds, preferred stocks, derivative instruments, and mortgages and market risk for common stocks, real estate, and other invested assets. The IMR is composed of investment- and liability-related realized gains and losses that result from interest rate fluctuations. These realized gains and losses, net of tax, are amortized into income over the expected remaining life of the asset sold or the liability released.

1.3 INSURANCE CONTRACTS

The insurance contracts accounted for in these financial statements include primarily long-duration contracts. Long-duration contracts include traditional whole life, endowment, guaranteed renewable term life, universal life, limited payment, and investment contracts. Long-duration contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most new contracts written by the Company allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.4 INVESTMENTS

FIXED MATURITY AND EQUITY SECURITIES

All fixed maturity and equity securities were classified as available-for-sale and recorded at fair value at December 31, 1998, 1997, and 1996. After adjusting related balance sheet accounts as if the unrealized gains (losses) had been realized, the net adjustment is recorded in accumulated other comprehensive income within shareholders' equity. If the fair value of a security classified as available-for-sale declines below its cost and this decline is considered to be other than temporary, the security is reduced to its fair value, and the reduction is recorded as a realized loss.

During 1998, the Company maintained a trading portfolio of certain fixed maturity securities. Trading securities are recorded at fair value. Unrealized gains (losses), as well as realized gains (losses), are included in net investment income. The Company held no trading securities at December 31, 1998, and trading securities did not have a material effect on net investment income in 1998.

MORTGAGE LOANS

Mortgage loans are reported at amortized cost, net of an allowance for losses. The allowance for losses covers all non-performing loans and loans for which management has a concern based on its assessment of risk factors, such as potential non-payment or non-monetary default. The allowance is based on a loan-specific review and a formula that reflects past results and current trends.

Loans for which the Company determines that collection of all amounts due under the contractual terms is not probable are considered to be impaired. The Company generally looks to the underlying collateral for repayment of impaired loans. Therefore, impaired loans are considered to be collateral dependent and are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated cost to sell.

POLICY LOANS

Policy loans are reported at unpaid principal balance.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.4 INVESTMENTS (CONTINUED)

INVESTMENT REAL ESTATE

Investment real estate is classified as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. Real estate available for sale is carried at the lower of cost (less accumulated depreciation, if applicable) or fair value less cost to sell.

INVESTMENT INCOME

Interest on fixed maturity securities and performing and restructured mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or discount. Interest on delinquent mortgage loans is recorded as income when received. Dividends are recorded as income on ex-dividend dates.

REALIZED INVESTMENT GAINS

Realized investment gains (losses) are recognized using the specific-identification method.

1.5 SEPARATE ACCOUNTS

Separate Accounts are assets and liabilities associated with certain contracts, principally annuities; for which the investment risk lies solely with the contract holder. Therefore, the Company's liability for these accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the consolidated statements of income, comprehensive income, and cash flows. Assets held in Separate Accounts are primarily shares in mutual funds, which are carried at fair value based on the quoted net asset value per share.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.6 DEFERRED POLICY ACQUISITION COSTS ("DPAC") AND COST OF INSURANCE PURCHASED ("CIP")

Certain costs of writing an insurance policy, including commissions, underwriting, and marketing expenses, are deferred and reported as DPAC.

CIP represents the cost assigned to insurance contracts in force that are acquired through the purchase of a block of business. At December 31, 1998, CIP of $22.1 million was reported within other assets.

DPAC and CIP associated with interest-sensitive life contracts, insurance investment contracts, and participating life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. DPAC and CIP associated with all other insurance contracts is charged to expense over the premium-paying period or as the premiums are earned over the life of the contract.

DPAC and CIP are adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment is included in accumulated other comprehensive income within shareholder's equity.

The Company reviews the carrying amount of DPAC and CIP on at least an annual basis. Management considers estimated future gross profits or future premiums, expected mortality, interest earned and credited rates, persistency, and expenses in determining whether the carrying amount is recoverable.

1.7 PREMIUM RECOGNITION

Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenue. Revenues for these contracts consist of mortality, expense, and surrender charges. Policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DPAC (see Note 1.6).

For limited-payment contracts, net premiums are recorded as revenue, and the difference between the gross premium received and the net premium is deferred and recognized in a constant relationship to insurance in force. For all other contracts, premiums are recognized when due.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.8 OTHER ASSETS

Acquisition-related goodwill, which is included in other assets, is charged to expense in equal amounts over 40 years. The carrying value of goodwill is regularly reviewed by management for indicators of impairment in value. If facts and circumstances suggest that goodwill is impaired, other than temporarily, the Company assesses the fair value of the underlying assets and reduces goodwill accordingly.

1.9 POLICY AND CONTRACT CLAIMS RESERVES

Substantially all of the Company's insurance and annuity liabilities relate to long-duration contracts. The contracts normally cannot be changed or canceled by the Company during the contract period.

For interest-sensitive life and insurance investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other contracts are based on estimates of the cost of future policy benefits. Reserves are determined using the net level premium method. Interest assumptions used to compute reserves ranged from 2.5% to 13.5% at December 31, 1998.

1.10 REINSURANCE

The Company limits its exposure to loss on any single insured to $2.5 million by ceding additional risks through reinsurance contracts with other insurers. The Company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ability ratings. If the reinsurer could not meet its obligations, the Company would reassume the liability. The likelihood of a material reinsurance liability being reassumed by the Company is considered to be remote.

A receivable is recorded for the portion of benefits paid and insurance liabilities that have been reinsured. Reinsurance recoveries on ceded reinsurance contracts were $63 million, $25 million, and $24 million during 1998, 1997, and 1996, respectively. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.10 REINSURANCE

Benefits paid and future policy benefits related to ceded insurance contracts are recorded as reinsurance receivables. The cost of reinsurance is recognized over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

1.11 PARTICIPATING POLICY CONTRACTS

Participating life insurance accounted for approximately 2% of life insurance in force at December 31, 1998 and 1997.

The portion of earnings allocated to participating policyholders that cannot be expected to inure to shareholders is excluded from net income and shareholder's equity. Dividends to be paid on participating life insurance contracts are determined annually based on estimates of the contracts' earnings. Policyholder dividends were $4.9 million in 1998.

1.12 INCOME TAXES

The Company and its life insurance subsidiaries, together with certain other life insurance subsidiaries of the Parent Company, are included in a life/non-life consolidated tax return with the Parent Company and its noninsurance subsidiaries. The Company participates in a tax sharing agreement with other companies included in the consolidated tax return. Under this agreement, tax payments are made to the Parent Company as if the companies filed separate tax returns; and companies incurring operating and/or capital losses are reimbursed for the use of these losses by the consolidated return group.

Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.12 INCOME TAXES (CONTINUED)

A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income. Changes related to fluctuations in fair value of available-for-sale securities are included in the consolidated statements of comprehensive income and accumulated other comprehensive income in shareholder's equity.

1.13 ACCOUNTING CHANGES

During 1998, the Company adopted Statement of Financial Accounting Standards
(SFAS) 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components in the financial statements. The Company elected to report comprehensive income and its components in a separate statement of comprehensive income. Adoption of this statement did not change recognition or measurement of net income and, therefore, did not impact the Company's consolidated results of operations or financial position.

Effective December 31, 1998, the Company adopted SFAS 131, Disclosures about Segments of an Enterprise and Related Information, which changes the way companies report segment information. With the adoption of SFAS 131, the Company reports division earnings exclusive of goodwill amortization, net realized investment gains, and nonrecurring items. This methodology is consistent with the manner in which management reviews division results. Adoption of this statement did not impact the Company's consolidated results of operations or financial position.

In June 1998, the Financial Accounting Standards Board issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities, which requires all derivative instruments to be recognized at fair value as either assets or liabilities in the balance sheet. Changes in the fair value of a derivative instrument are to be reported as earnings or other comprehensive income, depending upon the intended use of the derivative instrument. This statement is effective for years beginning after June 15, 1999. Adoption of SFAS 133 is not expected to have a material impact on the Company's consolidated results of operations or financial position.

                    American General Life Insurance Company

2. INVESTMENTS

2.1 INVESTMENT INCOME

Investment income by type of investment was as follows:

                                                    1998                1997                1996
                                              ----------------------------------------------------------
                                                                 (In Thousands)
Investment income:
  Fixed maturities                               $2,101,730          $1,966,528          $1,846,549
  Equity securities                                   1,813               1,067               1,842
  Mortgage loans on real estate                     148,447             157,035             175,833
  Investment real estate                             23,139              22,157              22,752
  Policy loans                                       66,573              62,939              58,211
  Other long-term investments                         3,837               3,135               2,328
  Short-term investments                             15,492               8,626               9,280
  Investment income from affiliates                  10,536              11,094              11,502
                                              ----------------------------------------------------------
Gross investment income                           2,371,567           2,232,581           2,128,297
Investment expenses                                  54,634              33,958              33,225
                                              ----------------------------------------------------------
Net investment income                            $2,316,933          $2,198,623          $2,095,072
                                              ==========================================================

The carrying value of investments that produced no investment income during 1998 was less than 0.2% of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on the Company's results of operations and financial position.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.2 NET REALIZED INVESTMENT GAINS (LOSSES)

Realized gains (losses) by type of investment were as follows:

                                               1998                 1997                 1996
                                          --------------------------------------------------------
                                                                (In Thousands)
Fixed maturities:
  Gross gains                                $ 20,109             $ 42,966             $ 46,498
  Gross losses                                (62,657)             (34,456)             (47,293)
                                          --------------------------------------------------------
Total fixed maturities                        (42,548)               8,510                 (795)
Equity securities                                 645                1,971               18,304
Other investments                               8,118               19,384               10,993
                                          --------------------------------------------------------
Net realized investment gains (losses)
  before tax                                  (33,785)              29,865               28,502
Income tax expense (benefit)                  (11,826)              10,452                9,976
                                          --------------------------------------------------------
Net realized investment gains (losses)
  after tax                                  $(21,959)            $ 19,413             $ 18,526
                                          ========================================================

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES

All fixed maturity and equity securities are classified as available-for-sale and reported at fair value (see Note 1.4). Amortized cost and fair value at December 31, 1998 and 1997 were as follows:

                                                                GROSS             GROSS
                                          AMORTIZED          UNREALIZED         UNREALIZED               FAIR
                                            COST                GAIN               LOSS                  VALUE
                                      ------------------------------------------------------------------------------
                                                                           (In Thousands)
DECEMBER 31, 1998
Fixed maturity securities:
  Corporate securities:
    Investment-grade                     $18,800,553          $1,129,504            $(26,353)         $19,903,703
    Below investment-grade                 1,409,198              33,910             (45,789)           1,397,320
  Mortgage-backed securities*              6,359,242             294,331                (870)           6,652,703
  U.S. government obligations                417,822              69,321                (178)             486,965
  Foreign governments                        331,699              24,625              (2,437)             353,887
  State and political subdivisions            86,778               4,796                (187)              91,387
  Redeemable preferred stocks                 20,313                   -                 (17)              20,296
                                      ------------------------------------------------------------------------------
Total fixed maturity securities          $27,425,605          $1,556,487            $(75,831)         $28,906,261
                                      ==============================================================================

Equity securities                        $   193,368          $   19,426            $ (1,110)         $   211,684
                                      ==============================================================================

Investment in Parent Company             $     8,597          $   45,973            $      -          $    54,570
                                      ==============================================================================

* Primarily include pass-through securities guaranteed by and mortgage obligations ("CMOs") collateralized by the U.S. government and government agencies.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)

                                                                     GROSS               GROSS
                                               AMORTIZED          UNREALIZED           UNREALIZED             FAIR
                                                 COST                GAIN                 LOSS                VALUE
                                          ------------------------------------------------------------------------------
                                                                           (In Thousands)
DECEMBER 31, 1997
Fixed maturity securities:
  Corporate securities:
    Investment-grade                         $17,913,942          $  906,235            $(17,551)         $18,802,626
    Below investment-grade                       950,438              34,290              (4,032)             980,696
  Mortgage-backed securities*                  6,614,704             278,143              (4,260)           6,888,587
  U.S. government obligations                    289,406              46,529                 (74)             335,861
  Foreign governments                            318,212              18,076              (3,534)             332,754
  State and political subdivisions                44,505               1,686                  --               46,191
                                          ------------------------------------------------------------------------------
Total fixed maturity securities              $26,131,207          $1,284,959            $(29,451)         $27,386,715
                                          ==============================================================================
Equity securities                            $    19,208          $    2,145            $   (239)         $    21,114
                                          ==============================================================================
Investment in Parent Company                 $     8,597          $   29,226            $     --          $    37,823
                                          ==============================================================================

* Primarily include pass-through securities guaranteed by and mortgage obligations ("CMOs") collateralized by the U.S. government and government agencies.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)

Net unrealized gains (losses) on securities included in accumulated comprehensive income in shareholders' equity at December 31 were as follows:

                                                                              1998                 1997
                                                                    --------------------------------------------
                                                                                   (In Thousands)

Gross unrealized gains                                                        $1,621,886           $1,316,330
Gross unrealized losses                                                          (76,941)             (29,690)
DPAC and other fair value adjustments                                           (488,120)            (621,867)
Deferred federal income taxes                                                   (377,718)            (237,247)
                                                                    --------------------------------------------
Net unrealized gains on securities                                            $  679,107           $  427,526
                                                                    ============================================

The contractual maturities of fixed maturity securities at December 31, 1998 were as follows:

                                                     1998                                    1997
                                   -----------------------------------------------------------------------------
                                         AMORTIZED            MARKET             AMORTIZED            MARKET
                                           COST                VALUE               COST                VALUE
                                   -----------------------------------------------------------------------------
                                                (In Thousands)                          (In Thousands)
Fixed maturity securities,
  excluding mortgage-
  backed securities:
    Due in one year or less           $   531,496         $   536,264         $   205,719         $   207,364
    Due after one year
      through five years                5,550,665           5,812,581           5,008,933           5,216,174
    Due after five years
      through ten years                 9,229,980           9,747,761           9,163,681           9,604,447
    Due after ten years                 5,754,220           6,156,950           5,138,169           5,470,143
Mortgage-backed securities              6,359,244           6,652,705           6,614,705           6,888,587
                                   -----------------------------------------------------------------------------
Total fixed maturity securities       $27,425,605         $28,906,261         $26,131,207         $27,386,715
                                   =============================================================================

Actual maturities may differ from contractual maturities, since borrowers may have the right to call or prepay obligations. In addition, corporate requirements and investment strategies may result in the sale of investments before maturity. Proceeds from sales of fixed maturities were $5.4 billion, $14.8 billion, and $16.2 billion during 1998, 1997, and 1996, respectively.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.4 MORTGAGE LOANS ON REAL ESTATE

Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, the Company requires loan-to-value ratios of 75% or less, based on management's credit assessment of the borrower. The mortgage loan portfolio was distributed as follows at December 31, 1998 and 1997:

                                                     OUTSTANDING           PERCENT OF              PERCENT
                                                        AMOUNT               TOTAL              NONPERFORMING
                                               ------------------------------------------------------------------
                                                    (In Millions)
DECEMBER 31, 1998
Geographic distribution:
  South Atlantic                                   $    429                 27.6%                    0.2%
  Pacific                                               320                 20.6                    10.4
  Mid-Atlantic                                          326                 20.9                     4.1
  East North Central                                    178                 11.4                       -
  Mountain                                               95                  6.1                       -
  West South Central                                    118                  7.5                       -
  East South Central                                     46                  3.0                       -
  West North Central                                     33                  2.1                       -
  New England                                            25                  1.6                       -
Allowance for losses                                    (13)                (0.8)                      -
                                               -------------------------------------
Total                                              $  1,557               100.00%                    3.1%
                                               =====================================

Property type:
  Office                                           $    593                 38.1%                    7.0%
  Retail                                                423                 27.1                     0.2
  Industrial                                            292                 18.8                       -
  Apartments                                            178                 11.4                     2.9
  Hotel/motel                                            38                  2.4                       -
  Other                                                  46                  3.0                       -
Allowance for losses                                    (13)                (0.8)                      -
                                               -------------------------------------
Total                                              $  1,557                  100%                    3.1%
                                               =====================================

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.4 MORTGAGE LOANS ON REAL ESTATE (CONTINUED)

                                                  OUTSTANDING           PERCENT OF              PERCENT
                                                    AMOUNT                TOTAL              NONPERFORMING
                                              ------------------------------------------------------------------
                                                    (In Millions)
DECEMBER 31, 1997
Geographic distribution:
  South Atlantic                                  $  456                  27.5%                    1.8%
  Pacific                                            340                  20.5                    14.4
  Mid-Atlantic                                       288                  17.3                       -
  East North Central                                 186                  11.2                       -
  Mountain                                           151                   9.1                     2.7
  West South Central                                 132                   7.9                      .1
  East South Central                                  94                   5.7                       -
  West North Central                                  19                   1.1                       -
  New England                                         17                   1.1                       -
Allowance for losses                                 (23)                 (1.4)                      -
                                              -------------------------------------
Total                                             $1,660                 100.0%                    3.6%
                                              =====================================

Property type:
  Office                                          $  622                  37.5%                    4.6%
  Retail                                             463                  27.9                     3.0
  Industrial                                         324                  19.5                     1.8
  Apartments                                         223                  13.4                     6.1
  Hotel/motel                                         40                   2.4                       -
  Other                                               11                    .7                       -
Allowance for losses                                 (23)                 (1.4)                      -
                                              -------------------------------------
Total                                             $1,660                 100.0%                    3.6%
                                              =====================================

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.4 MORTGAGE LOANS ON REAL ESTATE (CONTINUED)

Impaired mortgage loans on real estate and related interest income were as follows:

                                                                                    DECEMBER 31
                                                                             1998                 1997
                                                                    -----------------------------------------
                                                                                   (In Millions)
Impaired loans:
  With allowance*                                                            $  13                $  35
  Without allowance                                                              -                    -
                                                                    -----------------------------------------
Total impaired loans                                                         $  13                $  35
                                                                    =========================================

* Represents gross amounts before allowance for mortgage loan losses of $1.8 million and $10 million, respectively.

                                                             1998                 1997                 1996
                                                   ---------------------------------------------------------------
                                                                             (In Millions)

Average investment                                    $  24                $  48                $  72
Interest income earned                                $   -                $   3                $   6
Interest income - cash basis                          $   -                $   -                $   6

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.5 INVESTMENT SUMMARY

Investments of the Company were as follows:

                                         DECEMBER 31, 1998                                   DECEMBER 31, 1997
                            --------------------------------------------------------------------------------------------------------
                                                                    CARRYING                                          CARRYING
                                   COST          FAIR VALUE          AMOUNT            COST          FAIR VALUE        AMOUNT
                            --------------------------------------------------------------------------------------------------------
                                             (In Thousands)                                      (In Thousands)
Fixed maturities:
 Bonds:
  United States government
   and government agencies
   and authorities             $   417,822       $   486,965      $   486,965      $   289,406       $   335,861      $   335,861
  States, municipalities,
   and political subdivisions       86,778            91,387           91,387           44,505            46,191           46,191
  Foreign governments              331,699           353,887          353,887          318,212           332,754          332,754
  Public utilities               1,777,172         1,895,326        1,895,326        1,848,546         1,952,724        1,952,724
  Mortgage-backed securities     6,359,242         6,652,703        6,652,703        6,614,704         6,888,587        6,888,587
  All other corporate bonds     18,432,579        19,405,697       19,405,697       17,015,834        17,830,598       17,830,598
 Redeemable preferred stocks        20,313            20,296           20,296                -                 -                -
                            --------------------------------------------------------------------------------------------------------
Total fixed maturities          27,425,605        28,906,261       28,906,261       26,131,207        27,386,715       27,386,715
Equity securities:
 Common stocks:
  Banks, trust, and insurance
   companies                             -                 -                -                -                 -                -
  Industrial, miscellaneous,
   and other                       176,321           211,684          211,684            5,604             5,785            5,785
  Nonredeemable preferred
    stocks                          17,047                 -                -           13,604            15,329           15,329
                            --------------------------------------------------------------------------------------------------------
Total equity securities            193,368           211,684          211,684           19,208            21,114           21,114
Mortgage loans on real
 estate*                         1,557,268                 -        1,557,268        1,659,921                 -        1,659,921
Investment real estate             119,520                 -          119,520          129,364                 -          129,364
Policy loans                     1,170,686                 -        1,170,686        1,093,694                 -        1,093,694
Other long-term investments         86,194                 -           86,194           55,118                 -           55,118
Short-term investments             222,949                 -          222,949          100,061                 -          100,061
                            --------------------------------------------------------------------------------------------------------
Total investments              $30,775,590       $         -      $32,274,562      $29,188,573       $         -      $30,445,987
                            ========================================================================================================


* Amount is net of allowance for losses of $13 million and $23 million at December 31, 1996 and 1997, respectively.

                    American General Life Insurance Company

3. DEFERRED POLICY ACQUISITION COSTS

The balance of DPAC at December 31 and the components of the change reported in operating costs and expenses for the years then ended were as follows:

                                                    1998                  1997                  1996
                                               ----------------------------------------------------------
                                                                    (In Thousands)

Balance at January 1                              $  835,031           $1,042,783           $  605,501
  Capitalization                                     244,196              219,339              188,001
  Amortization                                      (125,062)            (115,467)            (102,189)
  Effect of unrealized gains (losses) on
    securities                                       133,553             (311,624)             351,470
                                               ----------------------------------------------------------
Balance at December 31                            $1,087,718           $  835,031           $1,042,783
                                               ==========================================================

4. OTHER ASSETS

Other assets consisted of the following:

                                                                               DECEMBER 31
                                                                        1998                1997
                                                                  ------------------------------------
                                                                               (In Thousands)
Goodwill                                                               $ 54,754           $ 51,424
American General Corporation CBO (Collateralized Bond
  Obligation) 98-1 Ltd.                                                   9,740                  -
Cost of insurance purchased ("CIP")                                      22,113                  -
Other                                                                   119,711             81,235
                                                                  ------------------------------------
Total other assets                                                     $206,318           $132,659
                                                                  ====================================

                    American General Life Insurance Company

4. OTHER ASSETS (CONTINUED)

A rollforward of CIP for the year ended December 31, 1998, was as follows:

                                                                                        1998
                                                                                 --------------------
                                                                                    (In Thousands)
Balance at January 1                                                                $       --
Acquisition of business                                                                 23,915
Accretion of interest at 5.88%                                                             733
Amortization                                                                            (2,535)
                                                                                 --------------------
Balance at December 31                                                              $   22,113
                                                                                 ====================

5. FEDERAL INCOME TAXES

5.1 TAX LIABILITIES

Income tax liabilities were as follows:

                                                                                  DECEMBER 31
                                                                          1998                  1997
                                                                    --------------------------------------
                                                                                  (In Thousands)

Current tax (receivable) payable                                       $  (21,035)            $    7,676
Deferred tax liabilities, applicable to:
  Net income                                                              320,632                298,456
  Net unrealized investment gains                                         377,718                237,247
                                                                    -----------------------------------------
Total deferred tax liabilities                                            698,350                535,703
                                                                    -----------------------------------------
Total current and deferred tax liabilities                             $  677,315             $  543,379
                                                                    =========================================

                    American General Life Insurance Company

5. FEDERAL INCOME TAXES (CONTINUED)

5.1 TAX LIABILITIES (CONTINUED)

Components of deferred tax liabilities and assets at December 31 were as follows:

                                                                          1998                  1997
                                                                    ------------------------------------------
                                                                                (In Thousands)
Deferred tax liabilities applicable to:
  Deferred policy acquisition costs                                    $  307,025            $ 226,653
  Basis differential of investments                                       590,661              486,194
  Other                                                                   150,189              139,298
                                                                    ------------------------------------------
Total deferred tax liabilities                                          1,047,875              852,145

Deferred tax assets applicable to:
  Policy reserves                                                        (212,459)            (232,539)
  Other                                                                  (137,066)             (83,903)
                                                                    ------------------------------------------
Total deferred tax assets before valuation
  allowance                                                              (349,525)            (316,442)
Valuation allowance                                                             -                    -
                                                                    ------------------------------------------
Total deferred tax assets, net of valuation
  allowance                                                              (349,525)            (316,442)
                                                                    ------------------------------------------
Net deferred tax liabilities                                           $  698,350            $ 535,703
                                                                    ==========================================

A portion of life insurance income earned prior to 1984 is not taxable unless it exceeds certain statutory limitations, is distributed as dividends, or unless the income tax deferred status of such amount is modified by future tax legislation. Such income, accumulated in policyholders' surplus accounts, totaled $87.1 million at December 31, 1998. At current corporate rates, the maximum amount of tax on such income is approximately $30.5 million. Deferred income taxes on these accumulations are not required because no distributions are expected.

                    American General Life Insurance Company

5. FEDERAL INCOME TAXES (CONTINUED)

5.2 TAX EXPENSE

Components of income tax expense for the years were as follows:

                                                        1998                 1997                 1996
                                                   --------------------------------------------------------
                                                                        (In Thousands)
Current expense                                       $134,344             $185,460             $164,272
Deferred expense (benefit):
  Deferred policy acquisition cost                      33,230               27,644               21,628
  Policy reserves                                        2,189              (27,496)             (27,460)
  Basis differential of investments                     11,969                3,769                4,129
  Litigation settlement                                (33,983)                  --                   --
  Year 2000                                             (9,653)                  --                   --
  Other, net                                            15,623                9,347               14,091
                                                   --------------------------------------------------------
Total deferred expense                                  19,375               13,264               12,388
                                                   --------------------------------------------------------
Income tax expense                                    $153,719             $198,724             $176,660
                                                   ========================================================

A reconciliation between the income tax expense computed by applying the federal income tax rate (35%) to income before taxes and the income tax expense reported in the financial statement is presented below.

                                                        1998                 1997                 1996
                                                   --------------------------------------------------------
                                                                       (In Thousands)
Income tax at statutory percentage of GAAP
  pretax income                                       $164,638             $200,649             $178,939
Tax-exempt investment income                           (11,278)              (9,493)              (9,347)
Goodwill                                                   712                  723                  759
Other                                                     (353)               6,845                6,309
                                                   --------------------------------------------------------
Income tax expense                                    $153,719             $198,724             $176,660
                                                   ========================================================

                    American General Life Insurance Company

5. FEDERAL INCOME TAXES (CONTINUED)

5.3 TAXES PAID

Income taxes paid amounted to approximately $159 million, $168 million, and $182 million in 1998, 1997, and 1996, respectively.

5.4 TAX RETURN EXAMINATIONS

The Parent Company and the majority of its subsidiaries file a consolidated federal income tax return. The Internal Revenue Service ("IRS") has completed examinations of the Parent Company's tax returns through 1988. The IRS is currently examining tax returns for 1989 through 1996. In addition, the tax returns of companies recently acquired are also being examined. Although the final outcome of any issues raised in examination is uncertain, the Parent Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the consolidated financial statements.

6. TRANSACTIONS WITH AFFILIATES

Affiliated notes and accounts receivable were as follows:

                                                 DECEMBER 31, 1998                   DECEMBER 31, 1997
                                     ------------------------------------------------------------------------
                                        PAR VALUE         BOOK VALUE         PAR VALUE          BOOK VALUE
                                     ------------------------------------------------------------------------
                                                                 (In Thousands)

American General Corporation,
  9-3/8%, due 2008                      $ 4,725           $  3,345            $ 4,725            $ 3,288
American General Corporation,
  Promissory notes, due 2004             14,679             14,679             17,125             17,125
American General Corporation,
  Restricted Subordinated
  Note, 13-1/2%, due 2002                29,435             29,435             31,494             31,494
                                     ------------------------------------------------------------------------
Total notes receivable from
  affiliates                             48,839             47,459             53,344             51,907
Accounts receivable from
  affiliates                                  -            113,637                  -             44,612
                                     ------------------------------------------------------------------------
Indebtedness from affiliates            $48,839           $161,096            $53,344            $96,519
                                     ========================================================================

                    American General Life Insurance Company

6. TRANSACTIONS WITH AFFILIATES (CONTINUED)

Various American General companies provide services to the Company, principally mortgage servicing and investment management services, provided by American General Investment Management Corporation on a fee basis. The Company paid approximately $46,921,000, $33,916,000, and $22,083,000 for such services in
1998, 1997, and 1996, respectively. Accounts payable for such services at December 31, 1998 and 1997 were not material. The Company rents facilities and provides services on an allocated cost basis to various American General companies. Beginning in 1998, amounts received by the Company from affiliates include amounts received by its wholly-owned, non-life insurance subsidiary, American General Life Companies (AGLC). AGLC provides shared services, including technology and Year 2000-readiness, to a number of American General Corporation's life insurance subsidiaries. The Company received approximately $66,550,000, $6,455,000, and $1,255,000 for such services and rent in 1998,
1997, and 1996, respectively. Accounts receivable for rent and services at December 31, 1998 and 1997 were not material.

The Company has 8,500 shares of $100 par value cumulative preferred stock authorized and outstanding with an $80 dividend rate, redeemable at $1,000 per share after December 31, 2000. The holder of this stock, The Franklin Life Insurance Company ("Franklin"), an affiliated company, is entitled to one vote per share, voting together with the holders of common stock.

During 1996, the Company's residential mortgage loan portfolio of $42 million was sold to American General Finance, Inc., at carrying value plus accrued interest.

7. STOCK-BASED COMPENSATION

Certain officers of the Company participate in American General Corporation's stock and incentive plans which provide for the award of stock options, restricted stock awards, performance awards, and incentive awards to key employees. Stock options constitute the majority of such awards. Expense related to stock options is measured as the excess of the market price of the stock at the measurement date over the exercise price. The measurement date is the first date on which both the number of shares that the employee is entitled to receive and the exercise price are known. Under the stock option plans, no expense is recognized, since the market price equals the exercise price at the measurement date.

                    American General Life Insurance Company

7. STOCK-BASED COMPENSATION (CONTINUED)

Under an alternative accounting method, compensation expense arising from stock options would be measured at the estimated fair value of the options at the date of grant. Had compensation expense for the stock options been determined using this method, net income would have been as follows:

                                                         1998                1997                1996
                                                   -------------------------------------------------------
                                                                           (In Thousands)

Net income as reported                                $316,674            $374,557            $334,595
Net income pro forma                                  $315,078            $373,328            $334,029

The average fair values of the options granted during 1998, 1997, and 1996 were $15.38, $10.33, and $7.07, respectively. The fair value of each option was estimated at the date of grant using a Black-Scholes option pricing model. The weighted average assumptions used to estimate the fair value of the stock options were as follows:

                                                       1998                 1997                 1996
                                                   -------------------------------------------------------

Dividend yield                                           2.5%                  3.0%                4.0%
Expected volatility                                     23.0%                 22.0%               22.3%
Risk-free interest rate                                 5.76%                  6.4%                6.2%
Expected life                                          6 YEARS              6 years             6 years

8. BENEFIT PLANS

8.1 PENSION PLANS

The Company has non-contributory defined benefit pension plans covering most employees. Pension benefits are based on the participant's compensation and length of credited service.

Equity and fixed maturity securities were 56% and 30%, respectively, of the plans' assets at the plans' most recent balance sheet dates. Additionally, 1% of plan assets were invested in general investment accounts of the Parent Company's subsidiaries through deposit administration insurance contracts.

                    American General Life Insurance Company

8. BENEFIT PLANS (CONTINUED)

8.1 PENSION PLANS (CONTINUED)

The benefit plans have purchased annuity contracts from American General Corporation's subsidiaries to provide benefits for certain retirees. These contracts are expected to provide future annual benefits to certain retirees of American General Corporation and its subsidiaries of approximately $52 million.

The components of pension expense and underlying assumptions were as follows:

                                                        1998                1997                 1996
                                                   --------------------------------------------------------
                                                                        (In Thousands)

Service cost (benefits earned)                        $ 3,693              $ 1,891              $ 1,826
Interest cost                                           6,289                2,929                2,660
Expected return on plan assets                         (9,322)              (5,469)              (5,027)
Amortization                                             (557)                 195                    4
                                                   --------------------------------------------------------
Pension (income) expense                              $   103              $  (454)             $  (537)
                                                   ========================================================

Discount rate on benefit obligation                     7.00%                7.25%                7.50%
Rate of increase in compensation levels                 4.25%                4.00%                4.00%
Expected long-term rate of return on plan
 assets                                                10.25%               10.00%               10.00%

The Company's funding policy is to contribute annually no more than the maximum deductible for federal income tax purposes. The funded status of the plans and the prepaid pension expense included in other assets at December 31 were as follows:

                                                                         1998                 1997
                                                                    -----------------------------------
                                                                              (In Thousands)

Projected benefit obligation (PBO)                                     $ 96,554             $ 43,393
Plan assets at fair value                                               120,898               80,102
Plan assets at fair value in excess of PBO                               24,344               36,709
Other unrecognized items, net                                           (10,176)             (23,470)
                                                                    -----------------------------------
Prepaid pension expense                                                $ 14,168             $ 13,239
                                                                    ===================================

                    American General Life Insurance Company

8. BENEFIT PLANS (CONTINUED)

8.1 PENSION PLANS (CONTINUED)

The change in PBO was as follows:

                                                                        1998                 1997
                                                                    ---------------------------------
                                                                              (In Thousands)

PBO at January 1                                                       $43,393              $37,389
Service and interest costs                                               9,982                4,820
Benefits paid                                                           (1,954)                (673)
Actuarial loss                                                          17,089                1,810
Amendments, transfers, and acquisitions                                 28,044                   47
                                                                    ---------------------------------
PBO at December 31                                                     $96,554              $43,393
                                                                    =================================

The change in the fair value of plan assets was as follows:

                                                                         1998                 1997
                                                                    ----------------------------------
                                                                              (In Thousands)

Fair value of plan assets at January 1                                 $ 80,102              $65,158
Actual return on plan assets                                             12,269               14,990
Benefits paid                                                            (1,954)                (673)
Acquisitions and other                                                   30,481                  627
                                                                    ----------------------------------
Fair value of plan assets at December 31                               $120,898              $80,102
                                                                    ==================================

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company has life, medical, supplemental major medical, and dental plans for certain retired employees and agents. Most plans are contributory, which retiree contributions adjusted annually to limit employer contributions to predetermined amounts. The Company has reserved the right to change or eliminate these benefits at any time.

                    American General Life Insurance Company

8. BENEFIT PLANS (CONTINUED)

8.2 POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (CONTINUED)

The life plans are insured through December 31, 1999. A portion of the retiree medical and dental plans is funded through a voluntary employees' beneficiary association (VEBA); the remainder is unfunded and self-insured. All of the retiree medical and dental plans' assets held in the VEBA were invested in readily marketable securities at its most recent balance sheet date.

Postretirement benefit expense in 1998, 1997, and 1996 was $60,000, $601,000, and $844,000, respectively. The accrued liability for postretirement benefits was $19.2 million and $3.8 million at December 31, 1998 and 1997, respectively. These liabilities were discounted at the same rates used for the pension plans.

9. DERIVATIVE FINANCIAL INSTRUMENTS

9.1 USE OF DERIVATIVE FINANCIAL INSTRUMENTS

The Company's use of derivative financial instruments is generally limited to reducing its exposure to interest rate and currency exchange risk by utilizing interest rate and currency swap agreements, and options to enter into interest rate swap agreements (called swaptions). The Company accounts for these derivative and financial instruments as hedges. Hedge accounting requires a high correlation between changes in fair values or cash flows of the derivative financial instrument and the specific item being hedged, both at inception and throughout the life of the hedge.

9.2 INTEREST RATE AND CURRENCY SWAP AGREEMENTS

Interest rate swap agreements are used to convert specific investment securities from a floating to a fixed rate basis, or vice versa, and to hedge against the risk of declining interest rates on anticipated security purchases. Interest rate swap agreements are also used to convert a portion of floating-rate borrowings to a fixed rate and to hedge against the risk of rising interest rates on anticipated debt issuances.

Currency swap agreements are used to convert cash flows from specific investment securities denominated in foreign currencies into U.S. dollars at specific exchange rates, and to hedge against currency rate fluctuation on anticipated security purchases.

                    American General Life Insurance Company

9. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

9.2 INTEREST RATE AND CURRENCY SWAP AGREEMENTS (CONTINUED)

The difference between amounts paid and received on swap agreements is recorded on an accrual basis as an adjustment to net investment income or interest expense, as appropriate, over the periods covered by the agreements. The related amount payable to or receivable from counterparties is included in other liabilities or assets.

The fair values of swap agreements are recognized in the consolidated balance sheet if the hedge investments are carried at fair value or if they hedge anticipated purchases of such investments. In this event, changes in the fair value of a swap agreement are reported in net unrealized gains on securities included in other accumulated comprehensive income in shareholders' equity, consistent with the treatment of the related investment security. The fair values of swap agreements hedging debt are not recognized in the consolidated balance sheet.

For swap agreements hedging anticipated investment purchases or debt issuances, the net swap settlement amount or unrealized gain or loss is deferred and included in the measurement of the anticipated transaction when it occurs.

Swap agreements generally have terms of two to ten years. Any gain or loss from early termination of a swap agreement is deferred and amortized into income over the remaining term of the related investment or debt. If the underlying investment or debt is extinguished or sold, any related gain or loss on swap agreements is recognized in income.

                    American General Life Insurance Company

9. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

9.2 INTEREST RATE AND CURRENCY SWAP AGREEMENTS (CONTINUED)

Interest rate and currency swap agreements related to investment securities at December 31 were as follows:

                                                                   1998                 1997
                                                               -----------------------------------
                                                                        (Dollars in Millions)
Interest rate swap agreements to pay fixed rate:
  Notional amount                                                 $   -                $  15
  Average receive rate                                                -                  6.74%
  Average pay rate                                                    -                  6.48%
Interest rate swap agreements to receive fixed rate:
  Notional amount                                                 $ 369                $ 144
  Average receive rate                                              6.06%                6.89%
  Average pay rate                                                  5.48%                6.37%
Currency swap agreements (receive U.S. dollars/pay
  Canadian dollars):
    Notional amount (in U.S. dollars)                             $ 124                $ 139
    Average exchange rate                                           1.50                 1.50

9.3 CALL SWAPTIONS

Options to enter into interest rate swap agreements are used to limit the Company's exposure to reduced spreads between investment yields and interest crediting rates should interest rates decline significantly over prolonged periods. During such periods, the spread between investment yields and interest crediting rates may be reduced as a result of certain limitations on the Company's ability to manage interest crediting rates. Call swaptions allow the Company to enter into interest rate swap agreements to receive fixed rates and pay lower floating rates, effectively increasing the spread between investment yields and interest crediting rates.

Premiums paid to purchase call swaptions are included in investments and are amortized to net investment income over the exercise period of the swaptions. If a call swaption is terminated, any gain is deferred and amortized to insurance and annuity benefits over the expected life of the insurance and annuity contracts and any unamortized premium is charged to income. If a call swaption ceases to be an effective hedge, any related gain or loss is recognized in income.

                    American General Life Insurance Company

9. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

9.3 CALL SWAPTIONS (CONTINUED)

Swaptions at December 31 were as follows:

                                                                   1998                 1997
                                                               ----------------------------------
                                                                       (Dollars in Billions)
Call swaptions:
  Notional amount                                                 $1.76                $1.35
  Average strike rate                                              3.97%                4.81%

Put swaptions:
  Notional amount                                                 $1.05                $   -
  Average strike rate                                              8.33%                   -

9.4 CREDIT AND MARKET RISK

Derivative financial instruments expose the Company to credit risk in the event of non-performance by counterparties. The Company limits this exposure by entering into agreements with counterparties having high credit ratings and by regularly monitoring the ratings. The Company does not expect any counterparty to fail to meet its obligation; however, non-performance would not have a material impact on the Company's consolidated results of operations or financial position.

The Company's exposure to market risk is mitigated by the offsetting effects of changes in the value of the agreements and the related items being hedged.

                    American General Life Insurance Company

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts and fair values for certain of the Company's financial instruments at December 31 are presented below. Care should be exercised in drawing conclusions based on fair value, since (1) the fair values presented do not include the value associated with all the Company's assets and liabilities, and (2) the reporting of investments at fair value without a corresponding evaluation of related policyholders liabilities can be misinterpreted.

                                                     1998                                    1997
                                  --------------------------------------------------------------------------------
                                      FAIR              CARRYING              FAIR              CARRYING
                                      VALUE              AMOUNT               VALUE              AMOUNT
                                  --------------------------------------------------------------------------------
                                           (In Millions)                           (In Millions)
Assets:
  Fixed maturity and equity
    securities *                     $29,118             $29,118             $27,408             $27,408
  Mortgage loans on real
    estate                           $ 1,608             $ 1,557             $ 1,702             $ 1,660
  Policy loans                       $ 1,252             $ 1,171             $ 1,127             $ 1,094
  Investment in parent
    company                          $    55             $    55             $    38             $    38
  Indebtedness from
    affiliates                       $   161             $   161             $    97             $    97
Liabilities:
  Insurance investment
    contracts                        $25,852             $25,675             $24,011             $24,497

* Includes derivative financial instruments with negative fair values of $1.0 million and $4.2 million and positive fair values of $24.3 million and $7.2 million at December 31, 1998 and 1997, respectively.

                    American General Life Insurance Company

10. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following methods and assumptions were used to estimate the fair value of financial instruments:

     FIXED MATURITY AND EQUITY SECURITIES

     Fair values of fixed maturity and equity securities were based on quoted market prices, where available. For investments not actively traded, fair values were estimated using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of investments.

     MORTGAGE LOANS ON REAL ESTATE

     Fair value of mortgage loans was estimated primarily using discounted cash flows, based on contractual maturities and risk-adjusted discount rates.

     POLICY LOANS

     Fair value of policy loans was estimated using discounted cash flows and actuarially determined assumptions, incorporating market rates.

     INVESTMENT IN PARENT COMPANY

     The fair value of the investment in Parent Company is based on quoted market prices of American General Corporation common stock.

     INSURANCE INVESTMENT CONTRACTS

     Fair value of insurance investment contracts was estimated using cash flows discounted at market interest rates.

                    American General Life Insurance Company

10. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

     INDEBTEDNESS FROM AFFILIATES

     Indebtedness from affiliates is composed of accounts receivable and notes receivable from affiliates. Due to the short-term nature of accounts receivable, fair value is assumed to equal carrying value. Fair value of notes receivable was estimated using discounted cash flows based on contractual maturities and discount rates that were based on U.S. Treasury rates for similar maturity ranges.

11. DIVIDENDS PAID

American General Life Insurance Company paid $244 million, $401 million, and $189 million in dividends on common stock to AGC Life Insurance Company in 1998, 1997, and 1996, respectively. The Company also paid $680 thousand per year in dividends on preferred stock to an affiliate, The Franklin Life Insurance Company, in 1998, 1997, and 1996.

12. RESTRICTIONS, COMMITMENTS, AND CONTINGENCIES

The Company and its insurance subsidiaries are restricted by state insurance laws as to the amounts they may pay as dividends without prior approval from their respective state insurance departments. At December 31, 1998, approximately $3.3 billion of consolidated shareholder's equity represents net assets of the Company which cannot be transferred, in the form of dividends, loans, or advances to the Parent Company. Approximately $2.5 billion of consolidated shareholders' equity is similarly restricted as to transfer from its subsidiaries to the Company.

Generally, the net assets of the Company's subsidiaries available for transfer to the Parent are limited to the amounts that the subsidiaries' net assets, as determined in accordance with statutory accounting practices, exceed minimum statutory capital requirements. However, payments of such amounts as dividends may be subject to approval by regulatory authorities and are generally limited to the greater of 10% of policyholders' surplus or the previous year's statutory net gain from operations.

The Company has various leases, substantially all of which are for office space and facilities. Rentals under financing leases, contingent rentals, and future minimum rental commitments and rental expense under operating leases are not material.

                    American General Life Insurance Company

12. RESTRICTIONS, COMMITMENTS, AND CONTINGENCIES (CONTINUED)

In recent years, various life insurance companies have been named as defendants in class action lawsuits relating to life insurance pricing and sales practices, and a number of these lawsuits have resulted in substantial settlements. On December 16, 1998, American General Corporation announced that certain of its life insurance subsidiaries had entered into agreements to resolve all pending market conduct class action lawsuits. The settlements are not final until approved by the courts and any appeals are resolved. If court approvals are obtained and appeals are not taken, it is expected the settlements will be final in third quarter 1999.

In conjunction with the proposed settlements, the Company recorded a charge of $97.1 million ($63.1 million after-tax) in the fourth quarter of 1998. The charge covers the cost of policyholder benefits and other anticipated expenses resulting from the proposed settlements, as well as other administrative and legal costs.

On December 31, 1998, the Company entered into an agreement with the Parent Company whereby the Company assigned, and the Parent Company assumed, $80.1 million of the liabilities of the Company related to the proposed resolution. The liabilities of American General Life Insurance Company of New York, which totaled $17.0 million, were not assumed by the Parent Company. As consideration for the assumption of the liabilities, the Company paid the Parent Company an amount equal to the liabilities recorded with respect to the proposed resolution of the litigation. The assignment of the liabilities was not a novation, and accordingly, the Company retains a contingent liability related to the litigation. The litigation liabilities were reduced by payments of $2.7 million, and the remaining balance of $94.4 million was included in other liabilities on the Company's balance sheet at December 31, 1998.

The Company is party to various other lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions, such as Alabama and Mississippi, that permit damage awards disproportionate to the actual economic damages incurred. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's consolidated results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in jurisdictions like Alabama and Mississippi continues to create the potential for an unpredictable judgment in any given suit.

                    American General Life Insurance Company

12. RESTRICTIONS, COMMITMENTS, AND CONTINGENCIES (CONTINUED)

The increase in the number of insurance companies that are under regulatory supervision has resulted, and is expected to continue to result, in increased assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. At December 31, 1998 and 1997, the Company has accrued $6.0 million and $7.6 million, respectively, for guaranty fund assessments, net of $3.7 million and $4.3 million, respectively, of premium tax deductions. The Company has recorded receivables of $6.2 million and $9.7 million at December 31, 1998 and 1997, respectively, for expected recoveries against the payment of future premium taxes. Expenses incurred for guaranty fund assessments were $3.6 million, $2.1 million, and $6.0 million in 1998, 1997, and 1996, respectively.

                    American General Life Insurance Company

13. REINSURANCE

Reinsurance transactions for the years ended December 31, 1998, 1997, and 1996 were as follows:


                                                    CEDED TO            ASSUMED                        PERCENTAGE OF
                                     GROSS           OTHER             FROM OTHER                          AMOUNT
                                     AMOUNT         COMPANIES          COMPANIES       NET AMOUNT      ASSUMED TO NET
                               ----------------------------------------------------------------------------------------
                                                           (In Thousands)
DECEMBER 31, 1998
Life insurance in force           $46,057,031     $13,288,183         $629,791         $33,398,639             1.89%
                               ====================================================================
Premiums:
  Life insurance and annuities    $    90,298     $    42,235         $    117         $    48,180             0.24%
  Accident and health insurance         1,134              87                -               1,047             0.00%
                               --------------------------------------------------------------------
Total premiums                    $    91,432     $    42,322         $    117         $    49,227             0.24%
                               ====================================================================
DECEMBER 31, 1997
Life insurance in force           $45,963,710     $10,926,255         $  4,997         $35,042,452             0.01%
                               ====================================================================
Premiums:
  Life insurance and annuities    $   100,357     $    37,294         $     75         $    63,138             0.12%
  Accident and health insurance         1,208             172                -               1,036             0.00%
                               --------------------------------------------------------------------
Total premiums                    $   101,565     $    37,466         $     75         $    64,174             0.12%
                               ====================================================================
DECEMBER 31, 1996
Life insurance in force           $44,535,841     $ 8,625,465         $  5,081         $35,915,457             0.01%
                               ====================================================================
Premiums:
  Life insurance and annuities    $   104,225     $    34,451         $     36         $    69,810             0.05%
  Accident and health insurance         1,426              64                -               1,362             0.00%
                               --------------------------------------------------------------------
Total premiums                    $   105,651     $    34,515         $     36         $    71,172             0.05%
                               ====================================================================

Reinsurance recoverable on paid losses was approximately $7.7 million, $2.3 million, and $6.9 million at December 31, 1998, 1997, and 1996, respectively. Reinsurance recoverable on unpaid losses was approximately $2.5 million, $3.2 million, and $4.3 million at December 31, 1998, 1997, and 1996, respectively.

                    American General Life Insurance Company

14. YEAR 2000 CONTINGENCY (UNAUDITED)

INTERNAL SYSTEMS

The Company's ultimate parent, American General Corporation, ("AGC") has numerous technology systems that are managed on a decentralized basis. AGC's Year 2000 readiness efforts are therefore being undertaken by its key business units with centralized oversight. Each business unit, including the Company, has developed and is implementing a plan to minimize the risk of a significant negative impact on its operations.

While the specifics of the plans vary, the plans include the following activities: (1) perform an inventory of the Company's information technology and non-information technology systems; (2) assess which items in the inventory may expose the Company to business interruptions due to Year 2000 issues; (3) reprogram or replace systems that are not Year 2000 ready; (4) test systems to prove that they will function into the next century as they do currently; and
(5) return the systems to operations. As of December 31, 1998, substantially all of the Company's critical systems are Year 2000 ready and have been returned to operations. However, activities (3) through (5) for certain systems are ongoing, with vendor upgrades expected to be received during the first half of 1999.

THIRD PARTY RELATIONSHIPS

The Company has relationships with various third parties who must also be Year 2000 ready. These third parties provide, or receive resources and services to (or from) the Company and include organizations with which the Company exchanges information. Third parties include vendors of hardware, software, and information services; providers of infrastructure services such as voice and data communications and utilities for office facilities; investors, customers; distribution channels; and joint venture partners. Third parties differ from internal systems in that the Company exercises less, or no, control over Year 2000 readiness. The Company has developed a plan to assess and attempt to mitigate the risks associated with the potential failure of third parties to achieve Year 2000 readiness. The plan includes the following activities (1) identify and classify third party dependencies; (2) research, analyze, and document Year 2000 readiness for critical third parties; and (3) test critical hardware and software products and electronic interfaces. As of December 31, 1998, AGC has identified and assessed more approximately 700 critical third party dependencies, including those related to the Company. A more detailed evaluation will be completed during the first quarter 1999 as part of the Company's contingency planning efforts. Due to the various stages of third parties' Year 2000 readiness, the Company's testing activities will extend through 1999.

                    American General Life Insurance Company

14. YEAR 2000 CONTINGENCY (UNAUDITED) (CONTINUED)

CONTINGENCY PLANS

The Company has commenced contingency planning to reduce the risk of Year 2000-related business failures. The contingency plans, which address both internal systems and third party relationships, include the following activities: (1) evaluate the consequences of failure of business processes with significant exposure to Year 2000 risk; (2) determine the probability of a Year 2000 related failure for those processes that have a high consequence of failure; (3) develop an action plan to complete contingency plans for those processes that rank high in consequence and probability of failure; and (4) complete the applicable actions plans. The Company is currently developing action plans and expects to substantially complete all contingency planning activities by April 30, 1999.

RISKS AND UNCERTAINTIES

Based on its plans to make internal systems ready for Year 2000, to deal with third party relationships, and to develop contingency action, the Company believes that it will experience at most isolated and minor disruptions of business processes following the turn of the century. Such disruptions are not expected to have a material effect on the Company's future results of operations, liquidity, or financial condition. However, due to the magnitude and complexity of this project, risks and uncertainties exist and the Company is not able to predict a most reasonably likely worst case scenario. If conversion of the Company's internal systems is not completed on a timely basis (due to non-performance by significant third party vendors, lack of qualified personnel to perform the Year 2000 work, or other unforeseen circumstances in completing the Company's plans), or if critical third parties fail to achieve Year 2000 readiness on a timely basis, the Year 2000 issue could have a material adverse impact on the Company's operation following the turn of the century.

COSTS

Through December 31, 1998, the Company has incurred, and anticipates that it will continue to incur, costs for internal staff, third-party vendors, and other expenses to achieve Year 2000 readiness. The cost of activities related to Year 2000 readiness has not had a material adverse effect on the Company's results of operations or financial condition. In addition, the Company has elected to accelerate the planned replacement of certain systems as part of the Year 2000 plans. Costs of the replacement systems are being capitalized and amortized over their useful lives, in accordance with the Company's normal accounting policies.

                    American General Life Insurance Company

15. DIVISION OPERATIONS

15.1 NATURE OF OPERATIONS

The Company manages its business operation through two divisions, which are based on products and services offered.

RETIREMENT SERVICES

The Retirement Services Division provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of educational, health care, public sector, and other not-for-profit organizations marketed nationwide through exclusive sales representatives.

LIFE INSURANCE

The Life Insurance division provides traditional, interest-sensitive, and variable life insurance and annuities to a broad spectrum of customers through multiple distribution channels focused on specific market segments.

15.2 DIVISION RESULTS

Results of each division exclude goodwill amortization, net realized investment gains, and non-recurring items.

Division earnings information was as follows:


                             REVENUES                     INCOME BEFORE TAXES                        EARNINGS
                 ------------------------------------------------------------------------------------------------------------
                      1998        1997        1996        1998        1997        1996        1998        1997        1996
                 ------------------------------------------------------------------------------------------------------------
                                                              (In Millions)

Retirement Services   $1,987      $1,859      $1,745     $ 469       $398        $343        $315        $261        $226
Life Insurance           870         822         774       162        147         141         107          97          92
                 ------------------------------------------------------------------------------------------------------------
Total divisions        2,857       2,681       2,519       631        545         484         422         358         318
Goodwill
  amortization             -           -           -        (2)        (2)         (2)         (2)         (2)         (2)
RG (L)                   (34)         30          29       (34)        30          29         (22)         19          19
Nonrecurring items         -           -           -      (125)(a)      -           -         (81)(a)       -           -
                 ------------------------------------------------------------------------------------------------------------
Total consolidated    $2,823      $2,711      $2,548     $ 470       $573        $511        $317        $375        $335
                 ============================================================================================================

(a) Includes $97 million pretax ($63 million after-tax) in litigation settlements and $28 million pretax ($18 million after-tax) in Year 2000 costs.

                    American General Life Insurance Company

15. DIVISION OPERATIONS (CONTINUED)

15.2 DIVISION RESULTS (CONTINUED)

Division balance sheet information was as follows:

                                                  ASSETS                             LIABILITIES
                                        -------------------------------------------------------------------
                                                                   DECEMBER 31
                                        -------------------------------------------------------------------
IN MILLIONS                                  1998             1997              1998              1997
                                        -------------------------------------------------------------------

Retirement Services                        $41,347           $35,195           $38,841           $33,136
Life Insurance                               8,894             8,370             7,831             7,367
                                        -------------------------------------------------------------------
Total consolidated                         $50,241           $43,565           $46,672           $40,503
                                        ===================================================================

INDEX OF WORDS AND PHRASES

     This index should help you to locate more information about some of the terms and phrases used in this prospectus.

                                                                Page to
                                                                See in this
Defined Term                                                    Prospectus
------------                                                    ----------
accumulation value                                                   5
AGLC                                                                42
AGL                                                                  1
amount at risk                                                       7
automatic rebalancing                                                5
basis                                                               25
beneficiary                                                         30
cash surrender value                                                12
close of business                                                   32
Code                                                                24
cost of insurance rates                                              7
daily charge                                                         7
date of issue                                                       31
death benefit                                                        5
dollar cost averaging                                                4
full surrender                                                      12
Fund                                                                 2
investment option                                                    1
Key Legacy Plus                                                      1
lapse                                                               10
loan, loan interest                                                 13
maturity, maturity date                                             13
modified endowment contract                                         25
monthly deduction day                                               32
monthly insurance charge                                             7
Mutual Fund                                                          2
option 1, 2                                                          5
partial surrender                                                   12
payment option                                                      14
planned periodic premium                                            10
Policy                                                               1
Policy loan                                                         13
Policy month, year                                                  32
preferred loan interest                                             13
premium payments                                                     4
premiums                                                             4
prospectus                                                           1

                                                                  Page to
                                                                See in this
Defined Term                                                     Prospectus
------------                                                     ----------
reinstate, reinstatement                                            10
SEC                                                                  2
separate account                                                     1
Separate Account VL-R                                               24
seven-pay test                                                      25
specified amount                                                     5
surrender                                                           12
telephone transactions                                              17
transfers                                                           11
valuation date, period                                              32

  We have filed a registration statement relating to Separate Account VL-R and the Policy with the SEC. The registration statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus. If you would like the additional information, you may obtain it from the SEC's Website at http://www.sec.gov or main office in Washington, D.C. You will have to pay a fee for the material.

  You should rely only on the information contained in this prospectus or sales materials we have approved. We have not authorized anyone to provide you with information that is different. The policies are not available in all states. This prospectus is not an offer in any state to any person if the offer would be unlawful.

PART II

(OTHER INFORMATION)


UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

     American General Life Insurance Company's Bylaws provide in Article VII,
Section 1 for indemnification of directors, officers and employees of the Company.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940

     American General Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by American General Life Insurance Company.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

The facing sheet.
Cross-Reference Table.
Prospectus, consisting of 47 pages of text, plus 50 financial pages of American
  General Life Insurance Company.
The undertaking to file reports.
The Rule 484 undertaking.
Representation pursuant to Section 26(e)(2)(A).
The signatures.
Written Consents of the following persons:
     (a) Pauletta P. Cohn, Deputy General Counsel of
            American General Life Companies
     (b) American General Life Insurance Company's actuary
     (c) Independent Auditors

Independent Auditors

The following exhibits:

     1. Exhibits required by Article IX, paragraph A of Form N-8B-2:

          (1)(a) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of Separate Account VL-R. (1)

          (1)(b) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of variable life insurance standards of suitability and conduct. (1)

          (2)     Not applicable.

          (3)(a) Amended and Restated Distribution Agreement between American General Securities Incorporated and American General Life Insurance Company effective October 15, 1998. (4)

          (3)(b)  Form of Selling Group Agreement. (Filed herewith)

          (3)(c) Schedule of Commissions (incorporated by reference from the text included under the heading "Distribution of the Policies" in the prospectus that is filed as part of this amended Registration Statement).

          (4)     Not applicable.

          (5) Specimen form of the "Key Legacy Plus" Variable Universal Life Insurance Policy (Policy Form No. 99616). (11)

          (6)(a) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (2)

          (6)(b) Bylaws of American General Life Insurance Company, adopted January 22, 1992. (3)

          (6)(c) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (5)

          (7)        Not applicable.

          (8)(a)(i) Form of Participation Agreement by and Among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (6)

          (8)(a)(ii) Form of Amendment Three to Participation Agreement by and
                     among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated dated as of February 1, 2000. (12)

          (8)(b)(i) Form of Participation Agreement by and between The Variable Annuity Life Insurance Company and American General Life Insurance Company. (10)

          (8)(b)(ii) Amendment One to Participation Agreement by and between The
                     Variable Annuity Life Insurance Company and American General Life Insurance Company dated as of July 21, 1998.
                     (8)

          (8)(c)(i) Form of Participation Agreement Among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (6)

          (8)(c)(ii) Form of Amendment Three to Participation Agreement Among
                     MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company dated as of February 1, 2000. (12)

          (8)(d)(i) Form of Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and American General Life Insurance Company. (6)

          (8)(d)(ii) Form of Amendment No. 1 to Participation Agreement among
                     Putnam Variable Trust, Putnam Mutual Funds Corp. and American General Life Insurance Company. (12)

          (8)(e)(i) Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (9)

          (8)(e)(ii) Amendment One to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (8)

          (8)(e)(iii) Form of Amendment Five to Amended and Restated
                      Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen Life Investment Trust, Van Kampen Asset Management Inc. and Van Kampen Funds Inc. (12)

          (8)(f) Form of Participation Agreement by and among American General Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc. (12)

          (8)(g)(i) Participation Agreement by and among American General Life Insurance Company, Templeton Variable Products Series Fund, and Franklin Templeton Distributors, Inc. (8)

          (8)(g)(ii) Form of Amendment to Participation Agreement by and among American General Life Insurance Company, Templeton Variable Products Series Fund, Franklin Templeton Variable Insurance Products Trust, and Franklin Templeton Distributors, Inc. dated February 1, 2000. (12)

          (8)(h) Form of Participation Agreement by and between American General Life Insurance Company, American General Securities Incorporated, The Victory Variable Insurance Funds and BISYS Fund Services Limited Partnership. (Filed herewith)

          (8)(i) Form of Shareholders Service Agreement by and between American General Life Insurance Company and American Century Investment Management, Inc. (Filed herewith)

          (8)(j)(i) Sales Agreement by and between American General Life Insurance Company and Neuberger & Berman Advisers Management Trust, and Neuberger & Berman Management Incorporated. (Filed herewith)

          (8)(j)(ii) Form of Assignment and Modification Agreement by and between Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, Neuberger & Berman Advisers Management Trust, and American General Life Insurance Company. (Filed herewith)

          (8)(k) Form of Administrative Services Agreement between American General Life Insurance Company and fund distributor. (5)

          (8)(l) Administrative Services Agreement between American General Life Insurance Company and Van Kampen Asset Management Inc. dated December 1, 1998. (12)

          (8)(m) Form of services agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-3) among various affiliates of American General Corporation, including American General Life Insurance Company and American General Life Companies. (7)

          (8)(n) Administrative Services Agreement dated as of June 1, 1998, between American General Life Insurance Company and AIM Advisors, Inc. (4)

          (8)(o) Form of Administrative Services Agreement by and among American General Life Insurance Company and OppenheimerFunds, Inc. (12)

          (8)(p) Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, Inc. dated as of March 9, 1999. (8)

          (8)(q) Form of Administrative Services Agreement between Neuberger & Berman Management Inc. and American General Life Insurance Company. (Filed herewith)

          (8)(r) Form of Administrative Services Agreement between Key Asset Management, Inc. and American General Life Insurance Company. (Filed herewith)

          (9)     Not applicable.

          (10)(a) Single Insured Life Insurance Application - Part A. (11)

          (10)(b) Single Insured Life Insurance Application - Part B. (11)

          (10)(c) Medical Exam Form Life Insurance Application. (11)

          (10)(d) Single Insured Simplified Life Insurance Application. (12)

          (10)(e) Variable Universal Life Insurance Supplemental Application. (Filed herewith)

          (10)(f) Service Request Form. (Filed herewith)


     Other Exhibits

          2(a) Opinion and Consent of Pauletta P. Cohn, Deputy General Counsel of American General Life Companies. (Filed herewith)

          2(b) Opinion and Consent of American General Life Insurance Company's actuary. (Filed herewith)

          3       Not applicable.

          4       Not applicable.

          5    Financial Data Schedule. (Not applicable)

          6    Consent of Independent Auditors. (Filed herewith)

          7    Powers of Attorney. (11)

          27 Financial Data Schedule. (Inapplicable, because no financial statements of the Separate Account are being filed herewith)

/1/ Incorporated herein by reference to the initial filing of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R on December 18, 1997.

/2/ Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of American General Life Insurance Company on October 16, 1991.

/3/ Incorporated herein by reference to the filing of Post-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of American General Life Insurance Company on April 30, 1992.

/4/ Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D on January 15, 1999.

/5/ Incorporated by reference to the filing of Pre-Effective Amendment No. 3 of the Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R on August 19, 1998.

/6/ Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R on March 23, 1998.

/7/ Incorporated by reference to the filing of Pre-Effective Amendment No. 23 to the Form N-4 Registration Statement of American General Life Insurance Company's Separate Account A (File No. 33-44745) on April 24, 1998.

/8/ Incorporated by reference to the filing of the Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D on March 18, 1999.

/9/ Incorporated by reference to Post-Effective Amendment No. 12 to Registrant's Form N-4 Registration Statement (File No. 33-43390) filed on April 30, 1997.

/10/ Incorporated by reference to Pre-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 333-40637) of Separate Account D of American General Life Insurance Company filed on February 12, 1998.

/11/ Incorporated herein by reference to the initial filing of the Form S-6 Registration Statement (File No. 333-89897) of American General Life Insurance Company Separate Account VL-R on October 29, 1999.

/12/ Incorporated herein by reference to the filing of Pre-effective Amendment No. 1 of the Form S-6 Registration Statement. (File No. 333-87307) of American General Life Insurance Company Separate Account VL-R on January 20, 2000.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, American General Life Insurance Company Separate Account VL-R, has duly caused this amended registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, and State of Texas, on the 20/th/ day of January, 2000.

                              AMERICAN GENERAL LIFE INSURANCE
                              COMPANY SEPARATE ACCOUNT VL-R
                              (Registrant)

                              BY:   AMERICAN GENERAL LIFE
                                    INSURANCE COMPANY
                                    (On behalf of the Registrant and itself)


                                    BY: /s/ ROBERT F. HERBERT, JR.
                                        ------------------------------------
                                            Robert F. Herbert, Jr.
                                            Senior Vice President
[SEAL]
ATTEST:     /s/ JULIE A. COTTON
           ----------------------
                Julie A. Cotton
                Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                               Title                      Date
---------                               -----                      ----


/s/ RONALD H. RIDLEHUBER*     Principal Executive Officer     January 20, 2000
----------------------------
(Ronald H. Ridlehuber)               and Director



/s/ ROBERT F. HERBERT, JR.*   Principal Financial and         January 20, 2000
----------------------------
(Robert F. Herbert, Jr.)         Accounting Officer
                                    and Director

Signature                                Title               Date
---------                                -----               ----


/s/ DONALD W. BRITTON*                   Director            January 20, 2000
------------------------------
(Donald W. Britton)



/s/ DAVID A. FRAVEL*                     Director            January 20, 2000
------------------------------
(David A. Fravel)



/s/ ROYCE G. IMHOFF, II*                 Director            January 20, 2000
------------------------------
(Royce G. Imhoff, II)



/s/ JOHN V. LAGRASSE*                    Director            January 20, 2000
------------------------------
(John V. LaGrasse)



/s/ RODNEY O. MARTIN, JR.*               Director            January 20, 2000
------------------------------
(Rodney O. Martin, Jr.)



/s/ GARY D. REDDICK*                     Director            January 20, 2000
------------------------------
(Gary D. Reddick)



/s/ THOMAS M. ZUREK*                     Director            January 20, 2000
------------------------------
(Thomas M. Zurek)


*/s/ ROBERT F. HERBERT, JR.
------------------------------
By:  Robert F. Herbert, Jr.
     Attorney-In-Fact

EXHIBIT INDEX:
--------------

The following exhibits:

     1.  Exhibits required by Article IX, paragraph A of Form N-8B-2:

          (1)(a) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of Separate Account VL-R. (1)

          (1)(b) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of variable life insurance standards of suitability and conduct. (1)

          (2)       Not applicable.

          (3)(a) Amended and Restated Distribution Agreement between American General Securities Incorporated and American General Life Insurance Company effective October 15, 1998. (4)

          (3)(b)    Form of Selling Group Agreement. (Filed herewith)

          (3)(c) Schedule of Commissions (incorporated by reference from the text included under the heading "Distribution of the Policies" in the prospectus that is filed as part of this amended Registration Statement).

          (4)       Not applicable.

          (5) Specimen form of the "Key Legacy Plus" Variable Universal Life Insurance Policy (Policy Form No. 99616). (11)

          (6)(a) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991.
                    (2)

          (6)(b) Bylaws of American General Life Insurance Company, adopted January 22, 1992. (3)

          (6)(c) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (5)

          (7)       Not applicable.

          (8)(a)(i) Form of Participation Agreement by and Among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., American General Life Insurance

                      Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (6)

          (8)(a)(ii) Form of Amendment Three to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated dated as of February 1, 2000. (12)

          (8)(b)(i) Form of Participation Agreement by and between The Variable Annuity Life Insurance Company and American General Life Insurance Company. (10)

          (8)(b)(ii) Amendment One to Participation Agreement by and between The Variable Annuity Life Insurance Company and American General Life Insurance Company dated as of July 21, 1998.
                      (8)

          (8)(c)(i) Form of Participation Agreement Among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (6)

          (8)(c)(ii) Form of Amendment Three to Participation Agreement Among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company dated as of February 1, 2000. (12)

          (8)(d)(i) Form of Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and American General Life Insurance Company. (6)

          (8)(d)(ii) Form of Amendment No. 1 to Participation Agreement among Putnam Variable Trust, Putnam Mutual Funds Corp. and American General Life Insurance Company. (12)

          (8)(e)(i) Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (9)

        (8)(e)(ii) Amendment One to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (8)

          (8)(e)(iii) Form of Amendment Five to Amended and Restated
                      Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen Life Investment Trust, Van Kampen Asset Management Inc. and Van Kampen Funds Inc. (12)

          (8)(f) Form of Participation Agreement by and among American General Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc. (12)

          (8)(g)(i) Participation Agreement by and among American General Life Insurance Company, Templeton Variable Products Series Fund, and Franklin Templeton Distributors, Inc. (8)

          (8)(g)(ii) Form of Amendment to Participation Agreement by and among American General Life Insurance Company, Templeton Variable Products Series Fund, Franklin Templeton Variable Insurance Products Trust, and Franklin Templeton Distributors, Inc. dated February 1, 2000. (12)

          (8)(h) Form of Participation Agreement by and between American General Life Insurance Company, American General Securities Incorporated, The Victory Variable Insurance Funds and BISYS Fund Services Limited Partnership. (Filed herewith)

          (8)(i) Form of Shareholders Service Agreement by and between American General Life Insurance Company and American Century Investment Management, Inc. (Filed herewith)

          (8)(j)(i) Sales Agreement by and between American General Life Insurance Company and Neuberger & Berman Advisers Management Trust, and Neuberger & Berman Management Incorporated. (Filed herewith)

          (8)(j)(ii) Form of Assignment and Modification Agreement by and between Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, Neuberger & Berman Advisers Management Trust, and American General Life Insurance Company. (Filed herewith)

          (8)(k) Form of Administrative Services Agreement between American General Life Insurance Company and fund distributor. (5)

          (8)(l) Administrative Services Agreement between American General Life Insurance Company and Van Kampen Asset Management Inc. dated December 1, 1998. (12)

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

          (8)(m) Form of services agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-3) among various affiliates of American General Corporation, including American General Life Insurance Company and American General Life Companies. (7)

          (8)(n) Administrative Services Agreement dated as of June 1, 1998, between American General Life Insurance Company and AIM Advisors, Inc. (4)

          (8)(o) Form of Administrative Services Agreement by and among American General Life Insurance Company and OppenheimerFunds, Inc. (12)

          (8)(p) Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, Inc. dated as of March 9, 1999. (8)

          (8)(q) Form of Administrative Services Agreement between Neuberger & Berman Management Inc. and American General Life Insurance Company. (Filed herewith)

          (8)(r) Form of Administrative Services Agreement between Key Asset Management, Inc. and American General Life Insurance Company. (Filed herewith)

          (9)     Not applicable.

          (10)(a) Single Insured Life Insurance Application - Part A. (11)

          (10)(b) Single Insured Life Insurance Application - Part B. (11)

          (10)(c) Medical Exam Form Life Insurance Application. (11)

          (10)(d) Single Insured Simplified Life Insurance Application. (12)

          (10)(e) Variable Universal Life Insurance Supplemental Application. (Filed herewith)

          (10)(f) Service Request Form. (Filed herewith)

     Other Exhibits

          2(a) Opinion and Consent of Pauletta P. Cohn, Deputy General Counsel of American General Life Companies. (Filed herewith)

          2(b) Opinion and Consent of American General Life Insurance Company's actuary. (Filed herewith)

          3     Not applicable.

          4     Not applicable.

          5     Financial Data Schedule. (Not applicable)

          6     Consent of Independent Auditors. (Filed herewith)

          7     Powers of Attorney. (11)

          27 Financial Data Schedule. (Inapplicable, because no financial statements of the Separate Account are being filed herewith)

/1/ Incorporated herein by reference to the initial filing of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R on December 18, 1997.

/2/ Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of American General Life Insurance Company on October 16, 1991.

/3/ Incorporated herein by reference to the filing of Post-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of American General Life Insurance Company on April 30, 1992.

/4/ Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D on January 15, 1999.

/5/ Incorporated by reference to the filing of Pre-Effective Amendment No. 3 of the Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R on August 19, 1998.

/6/ Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R on March 23, 1998.

/7/ Incorporated by reference to the filing of Pre-Effective Amendment No. 23 to the Form N-4 Registration Statement of American General Life Insurance Company's Separate Account A (File No. 33-44745) on April 24, 1998.

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

/8/ Incorporated by reference to the filing of the Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D on March 18, 1999.

/9/ Incorporated by reference to Post-Effective Amendment No. 12 to Registrant's Form N-4 Registration Statement (File No. 33-43390) filed on April 30, 1997.

/10/ Incorporated by reference to Pre-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 333-40637) of Separate Account D of American General Life Insurance Company filed on February 12, 1998.

/11/ Incorporated herein by reference to the initial filing of the Form S-6 Registration Statement (File No. 333-89897) of American General Life Insurance Company Separate Account VL-R on October 29, 1999.

/12/ Incorporated herein by reference to the filing of Pre-effective Amendment No. 1 of the Form S-6 Registration Statement (File No. 333-87307) of American General Life Insurance Company Separate Account VL-R on January 20, 2000.

                                      E-6